  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1996
                                                     REGISTRATION NO. 33-76726-D
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _______________________


                        POST-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               _________________

                                  AVERT, INC.
                (Name of small business issuer in its charter)

         COLORADO                             7361                          84-1028716
  (State or jurisdiction of         (Primary Standard Industrial    (I.R.S. Employer Identification No.)
incorporation or organization)      Classification Code Number)


                              301 REMINGTON STREET
                         FORT COLLINS, COLORADO   80524
                                 (303) 484-7722
         (Address and telephone number of principal executive offices)
                                 SAME AS ABOVE
(Address of principal place of business or intended principal place of business)

                                 DEAN A. SUPOSS

                              301 REMINGTON STREET
                         FORT COLLINS, COLORADO   80524
                                 (303) 484-7722
           (Name, address and telephone number of agent for service)

                                    Copy to:

                              THOMAS H. MAXFIELD

                               GERALD H. HANSEN
                               BAKER & HOSTETLER
                       303 EAST 17TH AVENUE, SUITE 1100
                               DENVER, CO 80203

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Post-Effective Amendment to the Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                            _______________________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                  AVERT, INC.

                         500,000 SHARES OF COMMON STOCK
                      UPON EXERCISE OF REDEEMABLE WARRANTS


     The shares of Common Stock, No Par Value (the "Common Stock"), of Avert, Inc. (the "Company"), being offered hereby may be purchased upon exercise of the Redeemable Warrants included as a part of the Units sold by the Company in an initial public offering ("IPO") in June 1994. See "The Company." Two Redeemable Warrants entitle the holder to purchase one share of Common Stock at a price of $6.50 per share (subject to adjustment) at any time until April 30, 1997. The Redeemable Warrants are redeemable by the Company at a price of $0.05 per Redeemable Warrant at any time on 30 days' prior written notice, provided that the closing price of the Common Stock equals or exceeds $7.50 per share for a period of 15 consecutive trading days ending within 15 days prior to the notice of redemption. See "Description of Securities--Redeemable Warrants."

     The Company's Common Stock and Redeemable Warrants are quoted on the National Association of Securities Dealers, Inc. Automated Quotation System/National Market ("NASDAQ National Market") under the symbols AVRT and AVRTW, respectively. On October 18, 1996, the closing sales price of the Common Stock as reported by the NASDAQ National Market was $5-5/8 per share. See "Price Range of Common Stock."

     WARRANTHOLDERS SHOULD CONSIDER CAREFULLY THE MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 5.

                             ______________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                  OFFENSE.


                                 PRICE TO        UNDERWRITING      PROCEEDS TO
                                  PUBLIC        DISCOUNTS AND     COMPANY(1)(2)
                                                  COMMISSIONS
--------------------------------------------------------------------------------

Per Unit ...............       $     6.50                  -      $     6.50

Total ..................       $3,250,000                  -      $3,250,000
--------------------------------------------------------------------------------

(1) Assumes exercise of all Redeemable Warrants, of which there can be no assurance. There is no minimum purchase requirement.

(2) Before deducting estimated offering expenses of $100,000 payable by the Company, consisting of legal, accounting, printing, blue sky and miscellaneous fees (including such expenses previously incurred and paid by the Company in connection with the preparation and filing of post-effective amendment no. 1 to the Registration Statement of which is Prospectus is a part).

                            _______________________


     Warrantholders who desire to exercise their Redeemable Warrants should complete the Subscription Form on the reverse side of the Redeemable Warrant certificate and submit same, together with a check made payable to American Securities Transfer, Inc. (the "Warrant Agent"), 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817, for the account of the Company, to the Warrant Agent. See "Terms of the Offering."


               The date of this Prospectus is November ___, 1996.

 [ARTWORK CONTAINING DIAGRAM OF COMPANY'S BUSINESS WITH LOGO APPEARS HERE]


     The Company furnishes its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company is subject to the reporting requirements of the Securities Exchange Act of 1934. See "Additional Information."

                               PROSPECTUS SUMMARY


          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS: (I) ASSUMES NO EXERCISE OF THE WARRANTS SOLD TO THE REPRESENTATIVE ("REPRESENTATIVE") OF THE UNDERWRITERS OF THE COMPANY'S IPO, WHICH PERMIT THE REPRESENTATIVE TO PURCHASE UP TO 100,000 SHARES OF COMMON STOCK, 100,000 REDEEMABLE WARRANTS AND 50,000 SHARES OF COMMON STOCK UNDERLYING SUCH REDEEMABLE WARRANTS (THE "REPRESENTATIVE'S WARRANTS"); AND (II) ASSUMES NO EXERCISE OF OUTSTANDING EMPLOYEE AND NON-EMPLOYEE DIRECTOR STOCK OPTIONS COVERING A TOTAL OF 368,000 SHARES OF COMMON STOCK.

          See "Risk Factors" for a discussion of certain factors that should be considered by warrantholders in evaluating the Company and its business.

                                  THE COMPANY

          Avert, Inc. ("Avert" or the "Company") is an information service bureau engaged primarily in the business of verifying job applicant background information for employers. The background checks are made through the use of databases and a national network of couriers (engaged on an independent contractor basis) developed by Avert since its organization in June 1986. The background information products and services currently provided by the Company consist of: criminal records, workers' compensation histories, driving records, reference checks, credit histories, social security number use, and education and credential validation. Avert has also developed employment application forms for sale to customers.

          The Company believes that employers increasingly are realizing the benefits of background checking of employees and verification of employment applications, not only because of the desire to help assure a better quality employee, but also, in some industries, the concern with negligent hiring lawsuits. The Company has approximately 6,000 customers located throughout the United States. During 1995, sales were made in 49 states, with approximately 72% of total sales having been made in ten states (Colorado, Texas, Missouri, Oregon, Illinois, North Carolina, Florida, California, Georgia and Kansas), with Colorado sales representing approximately 20% of total sales. The Company's business strategy is to accelerate market presence throughout the United States. Avert also intends to enhance its existing products and to use the net proceeds received from the IPO and this offering to develop new ones and pursue acquisitions of other companies, assets and/or product lines that either complement or expand its existing business. See "Business."

          On June 29, 1994, the Company completed an IPO of 1,000,000 Units, each Unit consisting of one share of the Company's Common Stock and one Redeemable Warrant. The Units separated on December 7, 1994, and the Common Stock and Redeemable Warrants began trading separately on the NASDAQ National Market on that date. The net proceeds from the IPO totalled approximately $4,382,300.

                                 THE OFFERING

Securities Offered....................  500,000 shares of Common Stock issuable upon exercise of the
                                        Redeemable Warrants sold in the IPO.
                                        Two Redeemable Warrants entitle the
                                        holder to purchase one share of
                                        Common Stock at a price of $6.50 per
                                        share at any time until 5:00 p.m.
                                        (Denver time) on April 30, 1997.  The
                                        Redeemable Warrants are redeemable by
                                        the Company at $0.05 per Redeemable
                                        Warrant under certain conditions.
                                        See "Description of
                                        Securities--Redeemable Warrants."

Common Stock outstanding at the
  date of this Prospectus.............  3,400,000 shares

Common Stock outstanding after
  this offering.......................  3,900,000 shares/(1)/

Use of proceeds.......................  To be added to the net proceeds of the IPO and used to acquire other
                                        companies, assets and/or product
                                        lines that either complement or
                                        expand Avert's existing business and
                                        develop and further develop any
                                        companies, assets or product lines
                                        acquired.  See "Use of Proceeds."

NASDAQ National Market or
  NASDAQ symbols:

Common Stock..........................  AVRT

Redeemable Warrants...................  AVRTW

Units.................................  AVRTU

--------------------------------------------------------------------------------
/(1)/ Assumes exercise of all Redeemable Warrants, of which there can be no assurance.

                                                  SUMMARY SELECTED FINANCIAL DATA
                                                  -------------------------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                  --------------------------------------  --------------
                                                   1991    1992    1993    1994    1995    1995    1996
                                                  ------  ------  ------  ------  ------  ------  ------
INCOME STATEMENTS DATA:

  Net revenues.................                   $2,060  $2,654  $3,538  $4,705  $6,065  $2,777  $3,620

  Income before income taxes...                      501     644     966   1,506   1,371     704     745

  Net income...................                      313     401     601     970     857     441     462

  Net income per common share..                      .13     .16     .25     .33     .25     .13     .13

  Weighted average of common
    stock outstanding..........                    2,409   2,442   2,442   2,971   3,450   3,450   3,428


BALANCE SHEETS DATA:                                                   DECEMBER 31, 1995   JUNE 30, 1996
                                                                       -----------------   -------------
  Working capital..............                                                 $6,427          $6,138

  Total assets.................                                                  8,383           8,626

  Long-term debt...............                                                     --              --

  Retained earnings............                                                  2,875           3,336

  Total shareholders' equity...                                                  7,835           8,186

                                  THE COMPANY

     The Company was organized as a Colorado corporation in June 1986 under the name Hire Risk Services Corporation. In May 1987, the Company changed its name to Avert, Inc. On June 29, 1994, the Company completed an IPO of 1,000,000 Units, each Unit consisting of one share of the Company's Common Stock and one Redeemable Warrant. The Units separated on December 7, 1994, and the Common Stock and Redeemable Warrants began trading separately on the NASDAQ National Market on that date. The net proceeds from the IPO totalled approximately $4,382,300.

     The Company's principal executive offices are located at 301 Remington, Fort Collins, Colorado 80524, and its telephone number at that address is (970) 484-7722.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, warrantholders should carefully consider the following factors relating to the Company and its business when evaluating an investment in the shares offered hereby through exercise of the Redeemable Warrants.


PROPOSED EXPANSION OF COMPANY OPERATIONS; ASSOCIATED RISKS

     The Company's sales have grown significantly since inception.
Historically, the Company has developed its products and services internally and, until January 1995, when it expanded its sales force in four regions of the country, conducted its operations from a single office in Fort Collins, Colorado. In addition, a significant portion of the Company's sales to date have been made in Colorado. As part of its continuing growth strategy, the Company intends to accelerate market presence throughout the United States, which presently includes, among other things, engagement of independent commission-based sales representatives located in geographic regions of the country, employment of sales representatives at the Company's headquarters, and arrangements with resellers of the Company's products and may include establishing relationships with certain strategic partners. Avert also intends to use the net proceeds of the IPO and this offering to acquire other companies, assets and/or product lines that either complement or expand its existing business. Implementation of these strategies could involve a number of risks, including diversion of management time and Company financial resources to increased marketing efforts, review of acquisition candidates and assimilation of the acquired companies, adverse short-term effects on the Company's reported operating results and the amortization of acquired intangible assets. The impact of these strategies on the Company's operations, both long-term and short-term, remains unknown, but because of the foregoing factors, among others, the Company's growth rate for at least the short term could be adversely impacted. See "Business--Business Strategy." In addition, no portion of the net proceeds of the IPO or this offering has been allocated for any specific acquisition, and, although the Company has identified and has held, and will continue to hold, discussions from time-to-time with potential acquisition candidates, no acquisition has been made and none is considered probable as of the date of this Prospectus. Accordingly, no assurance can be given that Avert will be successful in acquiring other companies, assets or product lines. See "Use of Proceeds."


GOVERNMENT REGULATION

     The Company is a "consumer reporting agency" within the meaning of the term as used in the Fair Credit Reporting Act, as amended ("FCRA"), and, therefore, must comply with the various consumer credit disclosure requirements of the FCRA. Willful or negligent noncompliance would result in civil liability to the subjects of reports. Also, the Americans with Disabilities Act of 1990 ("ADA") contains pre-employment inquiry and confidentiality restrictions designed to prevent discrimination against individuals with disabilities in the hiring process. Although the Company's business is not directly regulated by the ADA, the use by its customers of certain information sold to them is regulated, both in respect to the type of information and the timing of its use. State laws also impact the Company's business. There are a number of states which have laws similar to the FCRA, and some states which have human rights laws more strict than the ADA. In addition, to the Company's knowledge, at least four states require companies engaged in the type of business conducted by the Company to be licensed in order to conduct business within those states. The Company has obtained the necessary license in each of those four states. In addition, several other states may require licensing of the Company's business. See "Risk Factors--Licensing Requirements." A large number of states also regulate the type of information which can be made available to the public and/or impose conditions to the release of the information. For example, some state laws prohibit access to certain types of information, such as workers' compensation histories or criminal histories, while others restrict access without a signed release from the subject of the report. In addition, many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly credit reports. Attempts have been made and will continue to be made by these groups to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact Avert's operations. See "Business--Government Regulation."


LICENSING REQUIREMENTS

     To the Company's knowledge, at least four states of the 49 states in which the Company sold its products and services during 1995 require consumer reporting agencies, such as the Company, to obtain a license to conduct business within those states. The Company has obtained the necessary licenses in each of those states. In addition, several other states may require licensing of the Company's business. Although the Company believes that it will be able to obtain the licenses from these other states, if required, the inability to do so could have an adverse impact on the Company's operations. Operation of an unlicensed business is a misdemeanor under the laws of many states generally punishable by fines and/or imprisonment and could be grounds for denial of a license, if required.


LEGAL CONSIDERATIONS

     Under general legal concepts and, in some instances, by specific state and federal statute, the Company could be held liable to customers and/or to the subjects of background checking reports prepared by the Company for inaccurate information or misuse of the information. The Company maintains internal policies designed to help ensure that background information retrieved by it is accurate and that it otherwise complies with the provisions of the FCRA. Avert, however, does not currently maintain liability insurance to cover claims by customers or the subjects of reports. The Company has explored the possibility and feasibility of liability insurance for this purpose. However, because of the nature of the Company's business, claims at least from subjects of reports prepared by the Company would be based at least in part on discrimination.
Based on the Company's research, losses from such claims are either uninsurable or the insurance that is available is so limited in coverage that it is not economically practicable. The Company intends to continue its efforts to obtain insurance coverage for such claims. To date, the Company has been named as a co-defendant in three lawsuits alleging violations of the FCRA. All three lawsuits have been dismissed by the court. No assurance can be given that claims made against the Company in the future can be successfully defended. Uninsured losses from claims could adversely impact the operations and financial condition of the Company. See "Business--Legal Considerations."


RELIANCE ON KEY PERSONNEL

     The success of the Company continues to be dependent upon the efforts of the key personnel of Avert, particularly Dean A. Suposs, its President. The loss of Mr. Suposs' services could have a detrimental effect on the Company.
See "Management." The Company maintains for Avert's benefit a $1 million key man life insurance policy on Mr. Suposs. See "Management--Employment Agreement" for information concerning an employment agreement with Mr. Suposs.

COMPETITION

     Avert faces both direct and indirect competition for its products and services. Direct competitors are other background checking companies. Indirect competitors are companies engaged in, among others, drug, aptitude and attitude testing, handwriting analysis, and on-the-job trial employment (employee leasing). The Company believes that there are a large number of direct competitors. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. The Company also believes that there are a number of indirect competitors, with most of them operating on a national basis. Many of the Company's competitors have financial and personnel resources substantially greater than those of the Company. Avert believes that it has a competitive advantage over many of its direct competitors because it has a wider variety of products and services to offer to customers. In addition, Avert believes that it has a price advantage over many of its direct competitors because, unlike these competitors, Avert obtains substantially all of its background information directly from the source rather than through the purchase of information from other companies for resale to its customers. Currently, the information for only two of the Company's eight existing products is purchased from other companies. See "Business-- Products and Services." As more companies enter the market, and if larger, direct competitors place more emphasis on the employment background segment of their operations and/or indirect competitors expand their businesses to include background checking products and services, the competition within the industry could become more intense. Accordingly, no assurance can be given that the Company will be able to continue to compete favorably in this industry. See "Business--Competition."


DIVIDENDS

     The Company paid dividends totalling $0.075 per share on its Common Stock during each of the years in the two-year period ended December 31, 1993. Avert does not intend any further dividends in the foreseeable future. See "Dividend Policy."


CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE REDEEMABLE
WARRANTS

     Warrantholders will not be able to exercise their Redeemable Warrants unless at the time of exercise a current prospectus under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Common Stock issuable upon exercise of the Redeemable Warrants is effective and such shares have been qualified or are exempt from qualification under the applicable securities or "blue sky" laws of the states in which the various holders of Redeemable Warrants then reside. Although the Company has undertaken to use reasonable efforts to maintain the effectiveness of a current prospectus covering the Common Stock underlying the Redeemable Warrants, there can be no
assurance that the Company will be able to continue to do so.   Although the
Company will continue to use its best efforts to register or qualify the shares for sale in jurisdictions where the registered holders of at least 5% of the Redeemable Warrants reside, no assurance can be given that the Company will be able to do so. Further, the Company may determine not to register or qualify the shares underlying the Redeemable Warrants in jurisdictions where holders of less than 5% of the Redeemable Warrants reside and where time and expense do not justify such registration or qualification. The value of the Redeemable Warrants may be greatly reduced if a current prospectus covering the shares underlying the Redeemable Warrants is not effective or if such Common Stock is not qualified or exempt from qualification in the states in which the holders of the Redeemable Warrants then reside. See "Description of Securities--Redeemable Warrants."


ADVERSE EFFECT OF POSSIBLE REDEMPTION OF REDEEMABLE WARRANTS

     The Redeemable Warrants are subject to redemption by the Company at a price of $0.05 per Redeemable Warrant under certain conditions at any time on at least 30 days' prior written notice. If the Redeemable Warrants are redeemed, warrantholders will lose their right to exercise the Redeemable Warrants except during such 30-day redemption period. Upon the receipt of a notice of redemption, warrantholders would be required to: (i) exercise the Redeemable Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the Redeemable Warrants at the then market price, if any, when they might otherwise wish to hold the

Redeemable Warrants; or (iii) accept the redemption price, which is likely to be substantially less than the market value of the Redeemable Warrants at the time of the redemption. See "Description of Securities--Redeemable Warrants."


SUPERIOR RIGHTS OF PREFERRED STOCK

     The Company has a class of authorized Preferred Stock. The Board of Directors, without shareholder approval, may issue shares of the Preferred Stock with rights and preferences adverse to the voting power or other rights of the holders of the Common Stock. No Preferred Stock has been issued. See "Description of Securities--Preferred Stock."


SHARES ELIGIBLE FOR FUTURE SALES; REGISTRATION RIGHTS

     Future sales of Common Stock by existing shareholders under Rule 144 of the Securities Act or otherwise could have an adverse effect on the market price of the Units, the Common Stock and the Redeemable Warrants. A total of 3,400,000 shares (the "Outstanding Shares") of the Company's Common Stock is currently outstanding. Of these Outstanding Shares, 957,750 shares are, and any shares issued upon exercise of the Redeemable Warrants will be, freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company within the meaning of the Securities Act, which shares will be subject to the resale limitations of Rule
144. The remaining 2,442,250 Outstanding Shares are "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock and the Redeemable Warrants. Of the 2,442,250 Restricted Shares, (i) 1,472,556 shares are eligible for immediate sale in the public market in reliance on Rule 144(k) and (ii) 969,694 shares are eligible for sale in the public market, subject to compliance with Rule 144 or Rule 144(k). See "Shares Eligible for Future Sale."

     The Representative's Warrants grant to the holders thereof certain registration rights, which began on June 22, 1995, for the securities issuable upon exercise of the Representative's Warrants (100,000 shares of Common Stock, 100,000 Redeemable Warrants and 50,000 shares of Common Stock underlying the Redeemable Warrants). Sales of these securities could also depress the market price for the Units, the Common Stock and the Redeemable Warrants. See "Description of Securities--Representative's Warrants."


INVESTMENT COMPANY ACT CONSIDERATIONS

     A substantial portion of the Company's assets, including the net proceeds received in the IPO, are invested in U.S. government securities. As noted in "Use of Proceeds" below, net proceeds of this offering will also be invested in interest bearing securities of that type pending their use. The Company has selected U.S. government securities in part to avoid registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Registration under the 1940 Act would subject the Company to substantial regulations that could have a material adverse effect on its business. The Company intends to continue to invest excess cash in a manner designed in part to avoid being subject to the registration requirements of the 1940 Act and believes that it is not, and will not be, subject to those registration requirements; however, no assurance can be given that the Company will be successful in avoiding the need to register under the 1940 Act.

FORWARD LOOKING STATEMENTS

     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of Avert with respect to, among other things: (i) trends affecting Avert's financial conditions or results of operations; (ii) Avert's growth strategy; (iii) Avert's anticipated results of future operations; and (iv) regulatory matters affecting Avert. Warrantholders are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors.


                                USE OF PROCEEDS

     The net proceeds to the Company from this offering are estimated to be $3,150,000 assuming all Redeemable Warrants are exercised at the current exercise price of $6.50 and after deduction of estimated offering expenses. The net proceeds will be added to the net proceeds received from the IPO and used to acquire other companies, assets and/or product lines that either complement or expand the Company's existing business, as such opportunities arise, and develop or further develop any companies, assets or product lines acquired. See "Business--Business Strategy." The Company may use cash or stock or a combination of stock and cash to effect any such acquisitions. No portion of the net proceeds has been allocated for any specific acquisition, and although the Company has identified and has held, and will continue to hold, discussions from time-to-time with potential acquisition candidates, no acquisition has been made and none is considered probable as of the date of this Prospectus. Accordingly, no assurance can be given that Avert will be successful in acquiring other companies, assets or product lines. Although the Company continues to believe that the net proceeds of the IPO and this offering will be used for acquisitions, to the extent they are not used for this purpose, they will be reallocated to working capital and used for general corporate purposes in connection with the growth of the Company. It is possible, although unlikely, that, depending upon the financial condition and needs of the Company at the time of any reallocation, some portion of the unused proceeds could be distributed to shareholders as a dividend. The Company will continue to seek acquisition candidates for an indefinite period of time and, therefore, has not set any deadline for a decision relating to reallocation of the proceeds.

     Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in short-term U.S. government securities.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the NASDAQ National Market under the symbol AVRT and began trading on December 7, 1994. The following table sets forth the high and low sales prices of the Common Stock for the period indicated as reported by the NASDAQ National Market.


                                           HIGH    LOW
                                          ------  ------
1994:
-----
Fourth Quarter (commencing December 7)..  $4      $3-1/2

1995:
-----
First Quarter...........................   7-1/2       4
Second Quarter..........................   9-5/8   5-3/8
Third Quarter...........................   6-7/8   5-7/8
Fourth Quarter..........................   6-1/2   4-1/8

1996:
-----
First Quarter...........................   5-1/4   4-1/8
Second Quarter..........................   6-1/2   4-1/8
Third Quarter...........................   6-1/8   5-1/8
Fourth Quarter (through October 18).....   5-3/4   5-1/8

     On October 18, 1996, the closing sales price for the Common Stock was $5-5/8.

     From June 22, 1994 until December 7, 1994, the Company's Common Stock and Redeemable Warrants traded as Units, with each Unit consisting of one share of Common Stock and one Redeemable Warrant. The Units separated, and the Common Stock and the Redeemable Warrants traded separately, beginning on December 7, 1994. There was no public market for the Company's Common Stock prior to June 22, 1994. The following table sets forth the high and low bid quotations for the Units for the periods indicated as reported by the NASDAQ Small Cap Market:

                                           HIGH     LOW
                                           ----     ---
1994:
-----
Fourth Quarter (commencing December 7)..  $5-1/4  $4-3/16
Third Quarter...........................   5-1/2        4
Fourth Quarter (through December 7).....   5-1/8   4-3/16

     The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     There were approximately 142 holders of record (and 961 beneficial owners) of the Company's Common Stock on October 16, 1996.


                                DIVIDEND POLICY

     The Company paid dividends totalling $0.075 per share on its Common Stock during each of the years in the two-year period ended December 31, 1993. No other cash dividends have been paid, and Avert does not intend to pay any further dividends in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its businesses. Any future cash dividends would depend on future earnings, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996.

                                                        JUNE 30,1996
                                                       --------------
                                                       (IN THOUSANDS)

Short-term debt ...................................... $          ---


Long-term debt ....................................... $          ---

Shareholders' equity:
    Preferred Stock, no par value, 1,000,000 shares
       authorized, no shares issued or outstanding....
    Common Stock, no par value, 9,000,000 shares
       authorized, 3,418,250 shares issued and
       outstanding ...................................          4,850

    Retained earnings ................................          3,336

        Total shareholders' equity ...................          8,186
                                                        -------------
    Total capitalization ............................. $        8,186
                                                        =============


                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company as of the dates and for the periods indicated. The income statements data for each of the years in the two-year period ended December 31, 1995, and the balance sheet data as of December 31, 1995, have been derived from the financial statements of the Company which have been included herein and audited by HEIN + ASSOCIATES LLP, independent certified public accountants. This data and the selected financial data presented below as of June 30, 1996, and for the six months ended June 30, 1995 and 1996, should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Prospectus and also with "Management's Discussion and Analysis or Plan of Operation." Such data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited and in the opinion of management of the Company, all adjustments, consisting only of normal recurring adjustments, necessary to a fair presentation of the results of operations and financial position for, and as of the end of, such periods have been included. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year.


                                                                                                           Six Months
                                                                    Year Ended December 31,              Ended June 30,
                                                            ----------------------------------------     -------------
                                                            1991     1992     1993     1994     1995     1995     1996
                                                            ----     ----     ----     ----     ----     ----     ----
                                                           (in thousands, except per share amounts)
INCOME STATEMENTS DATA:
Net revenues....................                           $2,060    $2,654   $3,548   $4,705   $6,065   $2,777   $3,620
Expenses........................                            1,559     2,010    2,572    3,199    4,694    2,073    2,875
                                                           ------    ------   ------   ------   ------   ------   ------

Income before income taxes......                              501       644      966    1,506    1,371      704      745
Income tax expense..............                             (188)     (243)    (365)    (536)    (514)    (263)    (283)
                                                           ------    ------   ------   ------   ------   ------   ------

Net income......................                           $  313    $  401   $  601   $  970   $  857   $  441   $  462
                                                           ======    ======   ======   ======   ======   ======   ======

Net income per common share.....                             $.13      $.16     $.25     $.33     $.25     $.13     $.13
                                                           ======    ======   ======   ======   ======   ======   ======

Weighted average of common
  shares outstanding.............                           2,409     2,442    2,442    2,971    3,450    3,450    3,428
                                                           ======    ======   ======   ======   ======   ======   ======


BALANCE SHEETS DATA:                                                            DECEMBER 31, 1995          JUNE 30, 1996
                                                                                -----------------          --------------
    Working capital.............                                                       $6,427                    $6,138
     Total assets...............                                                        8,383                     8,626
    Long-term debt..............                                                                                    --
    Retained earnings...........                                                        2,875                     3,336
    Total shareholders' equity..                                                        7,835                     8,186


           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

     Net revenues increased from $2,776,600 for the six-month period ended June 30, 1995, to $3,620,100 for the comparable six-month period in 1996, or approximately 30.4%. The breakdown of net revenues, exclusive of product discounts and other miscellaneous income items, is as follows:


                                                 SIX MONTHS ENDED              SIX MONTHS ENDED    PERCENT OF
                                                  JUNE 30, 1996                  JUNE 30, 1995      INCREASE
                                                 ----------------             -----------------
                                            REVENUES          % TOTAL         REVENUES    % TOTAL   (DECREASE)
                                        ----------------  ----------------   ----------   -------   ---------
Products:

  Workers' compensation histories.....        $  610,200       16.9%         $  631,800     22.8%     ( 3.4%)

  Criminal history reports............        $1,868,700       51.6%         $1,293,600     46.6%      44.5%

  Previous employment/credit reports..        $  398,900       11.0%         $  214,000      7.7%      86.4%

  Motor vehicle driving records.......        $  448,100       12.4%         $  381,200     13.7%      17.5%

  Other products......................        $  256,100        7.0%         $  122,800      4.4%     108.6%

      Education verification
      Social security number check
      Employment application forms

Interest income.......................        $  161,000        4.5%         $  176,800      6.4%     ( 8.9%)



Net Revenues..........................        $3,620,100                     $2,776,600                30.4%


     Moderate to strong growth in sales of all of the Company's products continued during the first six months of 1996 with the exception of workers' compensation reports. Although sales of workers' compensation histories actually decreased approximately 3.4% from the six-month period ended June 30, 1995 to the same six-month period in 1996, it is still the second largest product line representing net revenues of $610,200 for the first six months of 1996 as compared to $631,800 for the first six months of 1995. Sales of workers' compensation histories are expected to continue to be a viable product as the Company enters new markets, continues to educate customers, continues workers' compensation marketing campaigns, and locates new data sources, but to continue to decrease as a percentage of total revenues. Strong growth of approximately 44.5% continued in the criminal history reports product line representing approximately 51.6% of total net revenues in the first six-month period of 1996, as compared to approximately 46.6% of total net revenues in the first six-month period of 1995. In total dollar terms, criminal history reports contributed the largest increase in net revenues. There was an approximate 86.4% growth from the six-month period ended June 30, 1995, to the six-month period ended June 30, 1996, in the area of previous employment/credit reports. These products represent approximately 11.0% of total net revenues in the six months ended June 30, 1996, as compared to approximately 7.7% of total net revenues in the same period in 1995.

     Income before income taxes increased from $704,100 in the six month period ended June 30, 1995 to $744,800 in the six month period ended June 30, 1996, or approximately 5.8%, and represented approximately 20.6% of net revenues in the first six months of 1996 compared to approximately 25.4% in the first six months of 1995.

     Total expenses increased from $2,072,500 for the six-month period ended June 30, 1995, to $2,875,300 for the comparable period in 1996. A breakdown in expenses is as follows:

                                SIX MONTHS ENDED         SIX MONTHS ENDED
                                  JUNE 30, 1996            JUNE 30, 1995            INCREASE (DECREASE)
                                ------------------    ----------------------         % OF REVENUE FIRST
                                              % OF                     % OF         SIX MONTHS 1995 OVER
                                EXPENSES    REVENUE    EXPENSES       REVENUE       FIRST SIX MONTHS 1995
                                --------    -------    --------       -------      ----------------------

Search and product.............  $1,492,400      41.2%  $1,047,200      37.7%               3.5%
Marketing......................     610,100      16.9      363,500      13.1                3.8
General and administrative.....     515,400      14.2      494,100      17.8               (3.6)
Software development...........     176,900       4.9      113,900       4.1                0.8
Depreciation and amortization..      80,500       2.2       53,800       1.9                0.3
                                 ----------      ----   ----------      ----               ----

Expenses.......................  $2,875,300      79.4%  $2,072,500      74.6%               4.8%
                                 ==========      ====   ==========      ====               ====

     The increase in total expenses is partially due to a change in the Company's product mix to a greater percentage of lower margin products, mainly criminal history reports and motor vehicle driving records. The increase was also due to an increase in marketing expense primarily associated with the generation of new customer leads and the hiring and training of additional sales personnel needed for implementation of the Company's nationwide marketing efforts. The decrease in gross margin and the increase in marketing expense accounted for an increase in total expenses of 7.3% as a percentage of total net revenues. There was an approximate 3.6% decrease of general and administrative expenses in the six-month period ended June 30, 1996, from the same period ended June 30, 1995. Other areas of expenses remained relatively stable.

     Income taxes remained consistent between the respective six-month periods at the expected combined federal and state statutory rate of approximately 38%, resulting in net income of $461,500 or $.13 per share on 3,427,800 (weighted average) shares for the six months ended June 30, 1996, as compared to net income of $440,800 or $.13 per share on 3,450,000 (weighted average) shares for the six months ended June 30, 1995.


COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

     Net revenues increased from $4,704,800 in 1994 to $6,064,600 in 1995 or 29%. This increase was due to the continued overall growth of the Company's customer base and interest earned on the net proceeds received from the IPO. The breakdown of net revenues, exclusive of product discounts and other miscellaneous income items, is as follows:


                                             YEAR ENDED                     YEAR ENDED
                                          DECEMBER 31, 1995             DECEMBER 31, 1994      PERCENT OF
                                          -----------------             ------------------      INCREASE
                                        REVENUES      % TOTAL          REVENUES      % TOTAL   (DECREASE)
                                        --------     ---------         --------      -------   --------
Products:
  Workers' compensation histories.....  $1,256,300        20.7%         $1,290,500    27.4%       (2.7%)
  Criminal history reports............  $2,929,400        48.3%         $2,041,200    43.4%       43.5%
  Previous employment/credit reports..  $  554,900         9.1%         $  388,500     8.3%       42.8%
  Motor vehicle driving records.......  $  762,200        12.6%         $  650,600    13.8%       17.2%
  Other products:.....................  $  279,500         4.6%         $  220,100     4.7%       27.0%
    Education verification
    Social security number check
    Employment application forms

Interest income.......................  $  369,300         6.1%         $  158,900     3.4%      132.4%

Net Revenues..........................  $6,064,600                      $4,704,800                28.9%


     Moderate to strong growth continued during 1995 on all products of the Company with one exception, workers' compensation reports. Although sales of workers' compensation histories remained flat, it still represented approximately 21% of total net revenues in 1995. Sales of workers' compensation histories are expected to continue to be a viable product as the Company enters new markets, but will decrease as a percentage of total revenues.

     In total dollars, criminal history reports contributed the largest amount of the increase in 1995 representing approximately 48.3% of total net revenues as compared to approximately 43.4% of total net revenue in 1994. The Company believes there is a continuing trend nationwide to check prospective employees' criminal records. To take advantage of this trend, the Company completed its expansion of the criminal history product line to include felony, misdemeanor, civil and federal court records in 1995.

     There were also increased revenues generated in the areas of previous employment/credit reports from approximately $388,500 in 1994 to $554,900 in 1995, due to the overall company growth. The increase in motor vehicle records of approximately $111,600 from 1995 over 1994 represented an approximate 17.2% increase in percentage of sales.

     Income before income taxes decreased from $1,505,500 in 1994 to $1,370,900 in 1995 or approximately 9% and represented approximately 23% of net revenue in 1995 compared to approximately 32% in 1994. The decrease from 1994 to 1995 in the percentage of income before income taxes to total net revenues was primarily attributable to: (1) marketing expenses doubling, with costs associated with additional personnel and lead generating activities; (2) a change in product mix, with a larger percentage of revenue generated from lower margin products;
(3) costs associated with the extension of the Redeemable Warrants; (4) additional personnel in all areas of the organization; and (5) the Company's customer base changing to a higher percentage of large customers which generally received volume discounts. A breakdown of expenses is as follows:




                                      YEAR ENDED                      YEAR ENDED
                                   DECEMBER 31, 1995               DECEMBER 31, 1994                 INCREASE (DECREASE)
                                   -----------------              ------------------                 -------------------
                                              % of                              % of                    % OF REVENUE
                                Expenses     Revenue             Expenses      Revenue                1996 OVER 1995
                                --------     -------             --------      -------               -------------------

Search and product..........   $2,522,700     41.6%              $1,643,500     34.9%                       6.7%
Marketing...................      890,600     14.7                  453,600      9.7                        5.0
General and administrative..      930,600     15.3                  823,500     17.5                       (2.2)
Software development........      245,500      4.1                  180,200      3.8                        0.3
Depreciation and
  amortization..............      104,300      1.7                   98,500      2.1                       (0.4)
                                ----------    ----               ----------      ----                      ----
Expenses....................    $4,693,700    77.4%              $3,199,300     68.0%                       9.4%
                                ==========    ====               ==========     ====                       ====


     As mentioned above, a large portion of the increase in total expenses for 1995 was attributable to search and product and marketing costs.

     The increase in 1995 over 1994 of search and product fees as a percentage of total net revenue was due to the larger percentage of revenue generated from criminal histories, a lower margin product, along with increases in labor costs.

     Marketing expenses as a percentage of total net revenues increased from approximately 9.7% in 1994 to approximately 14.7% in 1995 due to hiring of marketing personnel in late 1994 and on-going costs to manage the four regional sales offices opened by the Company. In November 1994 the Company set up one-person regional sales offices in Chicago, St. Louis/Kansas City, Dallas/Ft. Worth and Portland/Seattle. These offices opened and were operating by January 1, 1995 in an attempt by the Company to take advantage of the increasing need and desire of businesses to check employee backgrounds. However, the Company experienced unacceptable costs-per-sale, and in summary the offices were not as successful as desired and the offices were closed as of

December 31, 1995. Changes were made to the original marketing plan in late 1995 and the increase in marketing expenses is expected to continue or even increase as a percentage of net revenues in order to implement these changes.

     All other expenses in 1995 as a percentage of total net revenues remained relatively stable except general and administrative expenses which actually decreased as a percentage of total net revenues from approximately 17.5% in 1994 to approximately 15.3% in 1995, despite $24,400 of costs expensed in the extension of the Redeemable Warrants. The main areas of decrease in general and administrative expenses were that of bonus and legal. Pursuant to the employment agreement with the President of the Company, bonus is accrued at 6% of income before taxes and bonus, after deducting investment income. Due to the decrease in net income, bonus expense also decreased.

     The combined federal and state income tax rate for 1995 and 1994 was 37% and 36%, respectively, resulting in net income in 1995 of $857,200 or $.25 per share on 3,450,000 (weighted average) shares for 1995 as compared to net income of $969,800 or $0.33 per share on 2,971,017 (weighted average) shares for 1994.


COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

     Net revenues increased from $3,537,500 in 1993 to $4,704,800 in 1994 or 33%. This increase was due to the continued overall growth of the Company's customer base and interest earned on the net proceeds received from the IPO. The breakdown of net revenues, exclusive of product discounts and other miscellaneous income items, is as follows:

                                                       YEAR ENDED                     YEAR ENDED
                                                   DECEMBER 31, 1994              DECEMBER 31, 1993       PERCENT OF
                                        ------------------------------------  -------------------------    INCREASE
                                             REVENUES           % TOTAL             REVENUES    % TOTAL   (DECREASE)
                                        -----------------  -----------------   --------------  ---------  ---------
Products:

  Workers' compensation histories.....         $1,290,500           27.4%          $1,168,500     33.0%       10.4%

  Criminal history reports............         $2,041,200           43.4%          $1,415,100     40.0%       44.2%

  Previous employment/credit reports..         $  338,500            7.2%          $  265,200      7.5%       27.6%

  Motor vehicle driving records.......         $  650,600           13.8%          $  473,000     13.4%       37.5%

  Other products:.....................         $  220,100            4.7%          $  215,300      6.1%        2.2%
    Education verification
    Social security number check
    Employment application forms

Interest income.......................         $  158,900            3.4%          $   29,700      0.8%      435.0%



Net Revenues..........................         $4,704,800                          $3,537,500                 33.0%


     Moderate to strong growth continued during 1994 on all products of the Company with one exception, social security number checks as discussed below. In total dollars criminal history reports contributed the largest amount of the increase in 1994 net revenues. The Company believed there to be an emerging trend nationwide to check prospective employees' criminal records. To take advantage of this trend, the Company expanded its criminal history reports product line to include misdemeanor records. The Company was also in the process of establishing a network to process civil and federal court records searches.

     Although sales of workers' compensation histories continued to increase in 1994, the slow-down in the growth rate of that product continued due to the impact of the ADA. The ADA became effective in July 1992. The Company believed there was a general misunderstanding on the part of employers concerning their use of workers' compensation records under the ADA. The education process of the public was and did continue to be a slow one and caused the growth of the Company's workers' compensation histories product to be slower than most of the Company's other products. Sales of workers' compensation histories were expected to continue to increase as the Company enters new markets, but decrease as a percentage of total revenues.

     Sales of the social security number check product decreased in 1994 over 1993 primarily due to a change in Company policy which no longer allowed lawyers, private investigators and resellers to access this data because of their chronic misuse of the information. The increase in interest income was primarily attributable to interest earned on the IPO funds.

     Income before income taxes increased from $966,000 in 1993 to $1,505,500 in 1994, or approximately 56% and represented approximately 32% of net revenues in 1994 compared to approximately 27% in 1993. The increase from 1993 to 1994 in the percentage of income before income taxes to total net revenues was due in part to a one-time charge of $200,000 in 1993 in connection with the settlement of a dispute with a former director relating to his compensation for services as a director. A breakdown of expenses is as follows:

                                                YEAR ENDED                         YEAR ENDED
                                            DECEMBER 31, 1994                  DECEMBER 31, 1993
                                      ------------------------------         -----------------------    INCREASE (DECREASE)
                                                              % OF                            % OF         % OF REVENUE
                                      EXPENSES               REVENUE          EXPENSES       REVENUE      1996 OVER 1995
                                     ----------             --------         ----------      -------    -------------------

Search and product..........         $1,643,500               34.9%          $1,261,900       35.7%            (0.8)

Marketing...................            453,600                9.7              293,600        8.3              1.4

General and administrative..            823,500               17.5              632,200       17.8             (0.3)

Software development........            180,200                3.8              109,200        3.1              0.7

Depreciation and                         98,500                2.1               74,600        2.1              0.0
  amortization..............

Settlement with former                       --                0.0              200,000        5.7             (5.7)
  director..................         ----------               ----           ----------       ----             ----

 Expenses....................        $3,199,300               68.0%          $2,571,500       72.7%            (4.7%)
                                     ==========               ====           ==========       ====             ====


     The majority of the decrease in total expenses for 1994 was attributable to the $200,000 settlement in 1993.

     Marketing expenses as a percentage of total net revenues were generally stable during 1993 and 1994 but increased slightly during 1994 due to hiring of marketing personnel in November to manage the four regional sales offices recently opened by the Company. The increase in marketing expenses was expected to continue and even increase as a percentage of net revenues due to the implementation of a marketing plan that began mid-November 1994. Consistent with the marketing plan, the Company set up one-person regional sales offices in Chicago, St. Louis/Kansas City, Dallas/Ft. Worth and Portland/Seattle. These offices opened and were operating by January 1, 1995 and depending upon their success the marketing plan called for the opening of eight additional offices by the end of 1995. The implementation of these regional offices was an attempt by the Company to take advantage of the increasing need and desire of businesses to check employee backgrounds. The Company expected that costs associated with the regional expansion would reduce its return on sales.

     All other expenses in 1994 as a percentage of total net revenues remained relatively stable except for legal and public relations expenses included as a part of general and administrative, which increased approximately $65,400 in 1994 over 1993. This increase was due primarily to the increased costs associated with being a publicly held company. This trend of higher legal and public relations expenses was expected to continue.

     The combined federal and state income tax rate for 1994 and 1993 was 36% and 38%, respectively, resulting in net income in 1994 of $969,800 or $0.33 per share on 2,971,017 (weighted average) shares for 1994 as compared to net income of $600,600 or $0.25 per share on 2,442,250 (weighted average) shares for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position at June 30, 1996 remained strong with working capital at that date of $6,138,300 compared to $6,426,900 at December 31 1995. Cash and cash equivalents at June 30, 1996 were $73,800 and decreased from $159,700 at December 31, 1995. Net cash provided from operations for the six-month period ended June 30, 1996 was $201,900 and consisted primarily of net income of $461,500, less a $333,800 increase in accounts receivable and a $97,000 decrease in accounts payable. The Company had capital expenditures of $720,100 for the six-month period ended June 30, 1996 as compared to $1,005,800 for the year ended December 31, 1995. The majority of the capital expenditures during the six months ended June 30, 1996 was attributable to the final phase of construction and purchase of assets for an approximate 14,600 square feet office building for use as the Company's headquarters. The total construction costs were approximately $1.2 million. Construction was financed entirely by currently available cash derived from past operations. No proceeds from the IPO was used for the purchase of the land or the construction of the building. Construction was completed in March 1996. Avert has now internally committed to spend up to $1.5 million to develop new software and upgrade its existing software. The Company expects the new software and upgrade of its existing software to allow the Company to: (1) manage its higher volume with a lower cost per transaction;
(2) introduce new products and services at a much quicker pace; (3) directly integrate the Company's information technology systems with strategic partners, suppliers, and large customers; and (4) maintain the Company's competitive position and provide leading edge, but safe and proven, technology for its customers. Development and upgrade of the software will be financed by available cash derived from past or continued operations. No proceeds from the IPO or this offering will be used for development of this new software and upgrade of the Company's existing software. Development and upgrading of the software presently is expected to be complete in late 1997 or early 1998, with scheduled software releases occurring prior to that time.

INFLATION

     The Company believes that the results of its operations are not dependent upon or affected by inflation.

                                    BUSINESS


GENERAL

     The Company is an information service bureau engaged primarily in the business of verifying job applicant background information for employers. The background checks are made through the use of databases and a national network of couriers (engaged on an independent contractor basis) developed by the Company since its organization in June 1986. The background information products and services currently provided by the Company consist of: criminal records, workers' compensation histories, driving records, reference checks, credit histories, social security number use and education and credential validation. Avert has also developed employment application forms for sale to customers.

     The Company believes that employers increasingly are realizing the benefits of background checking of employees and verification of employment applications, not only because of the desire to help assure a better quality employee, but also, in some industries, the concern with negligent hiring lawsuits. The Company has approximately 6,000 customers located throughout the United States. During 1995, sales were made in 49 states, with approximately 72% of total sales having been made in ten states (Colorado, Texas, Missouri, Oregon, Illinois, North Carolina, Florida, California, Georgia and Kansas), with Colorado sales representing approximately 20% of total sales. The Company's business strategy is to accelerate market presence throughout the United States. Avert also intends to enhance its existing products and to use the net proceeds received from the IPO and this offering to develop new ones and pursue acquisitions of other companies, assets and/or product lines that either complement or expand its existing business.

MARKETS

     The Company markets its employment background checking products and services throughout the United States. Although any company with employees is a potential customer of Avert, the Company believes that companies or businesses with one or more of the following characteristics benefit most from background checking:

 .    High risk of liability for negligent hiring lawsuits relating to the action or inaction of employees;

 .    Physically demanding jobs;

 .    Employees with access to goods and cash of employers;

 .    High employee turnover; and

 .    Desire for better quality employees, not only with respect to competence, but also integrity.

     Industries in which one or more of these characteristics exist include: construction; retail; manufacturing; property management, including commercial office buildings, apartments and hotels; medical, including nursing homes, hospitals and in-home health care providers; and city and county governments, including schools.


PRODUCTS AND SERVICES

     GENERAL. The Company's products and services are designed to verify job applicant background information for employees and consist of database searches through the use of the Company's in-house computer system and manual retrieval and copying of public records by Avert's network courier system. Avert customers may request and receive records by telephone, mail or by facsimile, or by using a modem-equipped personal computer or terminal to access the Company's on-line network. This network is available 24 hours per day, seven days a week. Avert does not sell or license software to its customers.

     The price to Avert's customers of the reports prepared by the Company vary in price from $4.00 to $50.00 per report depending upon the type and location of background check requested by the customer. The reports may be viewed on screen or printed in either Avert's or the customer's offices. The reports remain in a computer file in Avert's host computer system for two years and are available to the customer at no additional cost during that period. New Avert customers are required to pay a $50 set up fee to open an account and to sign a Consumer Report User Agreement ("User Agreement"). If an existing account is inactive for 12 consecutive months, the account will be closed.

     The Company's computer host system consists of two Digital Equipment Alpha processors with 28 gigabytes of storage configured to operate in a cluster environment. The dual processor cluster provides backup for data and operating integrity.

     The Company's network courier system consists currently of approximately of 600 persons and small companies variously located throughout the United States. The couriers are engaged as independent contractors by written agreement which provides for payment of a fee on a per document, per day or monthly basis. The number of couriers in each state depends on the size of the state, population density, number of counties within the state, and the organization of the court systems within the state.

     PRODUCTS AND SERVICES. The Company currently offers the following products and services:

          CRIMINAL HISTORIES--Searches selected geographical areas for the presence of a criminal record. This background information is available from 30 states statewide or from all 3,300 counties in the United States on a county-by-county basis. The remaining 20 states do not have a statewide repository for this type of information. This information is retrieved by Avert through its network courier system, a modem directly into the states and certain counties or, in some instances, by facsimile, mail and telephone.

          WORKERS' COMPENSATION HISTORIES--Used to confirm on-the-job injuries in compliance with the ADA. Avert has been collecting and storing workers' compensation data since the Company's inception. The Company currently has approximately 6.3 million workers' compensation records in its database and believes that it was the first information service bureau to compile this type of data on a nationwide basis and offer this background service to employers. Avert also believes that it has the largest number of workers' compensation records, and the largest network of workers' compensation histories in the United States. Avert can currently provide workers' compensation information from 41 states through the use of its database and network courier system. Such information from the remaining nine states is not currently available because of state law prohibiting the release of the information, refusal by the states to release the information or inadequate state record retrieval systems.

          EDUCATION/CREDENTIAL CONFIRMATION--Confirms dates of attendance, college degrees earned, or association credentials. This background information is obtained by Avert personnel directly from the education institutions or associations through the use of the telephone, fax or mail.

          REFERENCE CHECK--Provides four types of references to meet specific needs. The four types (Basic, Standard, Narrative and Personal) give employers a wide range of reference choices. This background information is also obtained by Avert personnel by telephone, fax or mail directly from previous employers or personal references.

          FIRST CHECK--Confirms that the applicant is using a valid social security number, is not a fugitive from justice and has not been a subject of a previous Avert background check.

          MOTOR VEHICLE DRIVING REPORTS--Confirms driving records. This background information is retrieved by Avert through a nonaffiliated third party and is available from all 50 states and all Canadian provinces. This same information could be obtained directly by the Company from the source or from other nonaffiliated third parties. These reports and the credit reports discussed below are the only two products for which Avert serves as a broker.

          CREDIT LINK--Confirms certain credit information. This background information is a special form of a common "credit report" designed for employment purposes only. The report complies with current provisions of the FCRA. See "--Government Regulation" below. Avert serves as a broker for this information for all three of the major credit bureaus (Equifax, TRW and TransUnion) and retrieves the information from these credit bureaus through software purchased by Avert from a nonaffiliated third party. Avert customers may order any combination of the three credit bureaus.

          NAME LINK--Reports use of a social security number. This product or service identifies names associated with a Social Security number and, in some cases, addresses used by those persons. This information is obtained from insurance records, credit records and death records accessed through Avert's database.

          EMPLOYMENT APPLICATION FORMS--These employment forms have been developed by Avert and, in Avert's judgment, if used properly by employers, comply with current provisions of the ADA. The forms contain a universal release form for those states which require an applicant's signature and include the required IRS Form W-4 and the Department of Justice Employment Eligibility Verification (I-9). The forms also include an affirmative action questionnaire and a conditional job offer form. The application portion of the form sets forth the questions in a manner which, together with company policy, will permit an employer to conduct a background search.

          In July 1996, the Company began offering customers the Avert Advantage customer subscription service. This service provides instant access to hiring process information. Advantage customers also receive a discount based on the number of months they have been a customer. A $10.00 monthly fee is collected for each Advantage customer. The Company has obtained approximately 1,000 such customers through September 30, 1996.

          In addition to the foregoing products and services, Avert will confirm the validity of the social security number of each subject of a background check, provided that the customer provides the Company with the number. If the social security number is valid, Avert will provide the customer with the state name and year of issuance. This service is currently rendered for no additional cost to the customer in conjunction with another Avert product purchased by the customer and regardless of the type of search.


BUSINESS STRATEGY

     Avert's primary objective is to position the Company as one of the highest quality, most innovative background checking companies in the United States and ultimately to expand into the international market. The basic elements of the Avert's strategies are as follows:

 .    ACCELERATED MARKET PRESENCE.  Avert intends to accelerate its market presence throughout the United States by expanding and refining sales and marketing techniques used by it over the past several years, including:
     (1) face-to-face selling with prospective customers, primarily larger companies; (2) in-house telemarketing to existing customers and to prospective customers who have shown an interest in purchasing Avert's products and services; (3) independent sales representatives; (4) public relations; (5) participation in trade shows and seminars; (6) advertising in trade publications; (7) maintaining a web page on the Internet; and (8) mailing of quarterly news releases to existing customers and to prospective customers; See "--Marketing."

 .    DEVELOPMENT OF NEW REVENUE.  As a general matter, many of Avert's products and services have been developed and added to the Company's product line as a result of requests or suggestions from existing or prospective customers. For this reason, the Company will continue to listen to its customers or prospective customers for new product and service ideas. In addition, the Company intends to develop new or additional revenue from: (1) repackaging of its existing products, such as packaged pricing and price guaranties;
     (2) development of new products; and (3) enhancement of existing products, including database updates, acquisition of workers' compensation information from additional states, when and if available, and speeding up delivery times. Furthermore, the Company is seeking customer relationships with companies having a large customer base of their own, which can resell Avert's products and services as an add on to their own products. Avert also intends to seek strategic relationships with companies in other industries.

 .    ACQUISITIONS OF OTHER COMPANIES AND/OR PRODUCT LINES.  The Company is
     pursuing the acquisition of other companies, assets and/or product lines that either complement or expand Avert's existing business. Target companies are regional or state background checking companies or companies with complementary products such as drug testing, psychological testing or safety and security products. The Company may use cash or stock or a combination of stock and cash to effect any such acquisitions. The Company has had, and will continue to have, discussions from time-to-time with potential acquisition candidates, but no acquisition has been made nor is any considered probable as of the date of this Prospectus. No assurance can be given that the Company will be successful in these efforts. See "Use of Proceeds."

 .    LONG-TERM CUSTOMER RELATIONSHIPS.  The Company is committed to providing quality products and services to its customers. Management believes that the Company's emphasis on building long-term relationships with its customers has played a significant role in Avert's success. Management further believes that these relationships are important not only to generate additional sales from existing customers, but also for customer referrals. A large percentage of the Company's sales have been generated by referrals from customers. The Company intends to continue to (1) send monthly newsletters to existing customers, (2) daily monitor its larger customers and (3) contact each of its customers on a bi-annual basis.

 .    QUALITY CUSTOMER SERVICE AND SUPPORT.  In order to offer customers quality service and support, Avert has developed and will continue to enhance a client service and support program which includes: (1) the availability of a customer service representative twelve hours a day Monday through Friday and eight hours on Saturday; (2) in-house training of all customer service representatives on Avert products; (3) quality control checks for Avert products; and (4) minimum acceptable performance guidelines for employees. In addition, Avert realizes the importance of long-term employees to the success of its operations and, therefore, strives to provide a positive work environment and benefit package for employees.

 .    TECHNOLOGICAL.  Avert will continue to monitor its computer and delivery systems for enhancements for quality of service to, and ease of use by, Avert customers. The Company expects to spend up to $1.5 million to develop new software and upgrade its existing software. See "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

 .    ULTIMATE INTERNATIONAL MARKET DEVELOPMENT.  Currently, revenues from international sales are not significant. Although the Company's ultimate goal is to expand internationally, Avert will not do so until it has significantly increased its sales and marketing presence in the United States. International possibilities include Canada, since Canada most closely resembles the United States market, sales to foreign companies hiring Americans and the European market.


MARKETING AND SALES

     Avert currently contracts with independent sales representatives supported by members of the Company's marketing team. The Company's marketing program consists of direct marketing activities, advertising, exhibitions at trade shows, the Internet, public relations activities and in-house telemarketing. Customer leads generated by these marketing activities are referred to the independent sales representatives for a follow-up and, if applicable, obtaining the documentation (including executed User Agreements) needed to open new customer accounts.

     As part of a plan to increase the number of national accounts, a National Accounts Manager was employed in the fourth quarter of 1995. During 1996 several new national accounts have been added and revenues from existing national accounts have grown by more than 50% from the prior year. Management expects to expand the national accounts program during the remainder of 1996 and during 1997.

CUSTOMERS

     The Company currently has approximately 6,000 customers located throughout the United States. During 1995, sales were made in 49 states, with approximately 72% of total sales having been made in ten states (Colorado, Texas, Missouri, Oregon, Illinois, North Carolina, Florida, California, Georgia and Kansas), with Colorado sales representing approximately 20% of total sales. No single customer of Avert accounted for more than 8% of total Avert sales during 1995 or 1994.

     Historically, the Company experiences a seasonal slow down in its business in the fourth quarter due to decreased hiring by retailers, starting in mid-November and continuing through the holiday season, and by industries affected by inclement weather.

GOVERNMENT REGULATION

     The Company is a "consumer reporting agency" within the meaning of that term as used in, and therefore is subject to, the provisions of the Fair Credit Reporting Act (referred to herein as the "FCRA") and is regulated by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act. Under the provisions of the FCRA, a consumer reporting agency may furnish a "consumer report" to a customer (other than a consumer or in response to a court order) only if such agency has reason to believe that, among other matters, the customer intends to use the information for a permissible purpose, including in connection with a credit transaction involving the consumer on whom the information is to be furnished or the review or collection of an account of the consumer or the customer otherwise has a legitimate need for the information in connection with a business transaction concerning the consumer. The background checking reports of Avert are consumer reports for purposes of the FCRA. In addition, certain of Avert's consumer reports are "investigative consumer reports" within the meaning of that term under the FCRA. The FCRA also prohibits disclosure of obsolete information concerning a consumer. Obsolete information generally means information which is more than seven years old.

     The FCRA requires a consumer reporting agency to maintain reasonable procedures designed to ensure that the proscriptions on the use of obsolete information are not violated, and that the information contained in a consumer credit report is used for a proper purpose. In addition, a consumer reporting agency must follow reasonable procedures to assure maximum possible accuracy of the information concerning the consumer about whom the report relates. See subcaption "--Legal Considerations" below. The FCRA also requires a consumer reporting agency, upon request from a consumer, to disclose all information about that consumer in a consumer report, together with the source and the recipients of the information. In some cases, this information must be delivered to the consumer at no cost, and, in others, the agency may charge a reasonable fee. Avert historically has not charged such a fee.

     The FCRA provides that an investigative consumer report may not be prepared on any consumer unless (1) such consumer receives notice thereof in writing not later than three days after the date on which the report was first requested, which must include a statement, among others, that the consumer has the right to request complete disclosure of the nature and scope of the investigation requested, or (2) the report is to be used for employment purposes for which the consumer has not specifically applied. The FCRA further provides that if the consumer requests disclosure of the information, the consumer reporting agency must make such disclosure in writing not later than five days after the date on which the request for disclosure was received. A consumer reporting agency may not be held liable for any violation of the FCRA provisions relating to investigative consumer reports if that agency shows by preponderance of the evidence that at the time of the violation such agency maintained reasonable procedures to assure compliance with those provisions. Of the Company's current products, educational/credentials confirmations and reference checks are investigative consumer reports for purposes of the FCRA.

     The FCRA provides for civil liability sanctions against a consumer reporting agency by a consumer for willful or negligent noncompliance with the FCRA and criminal sanctions against officers and directors thereof who knowingly and willfully disclose information in a report to a person not authorized to receive the information.

     The ADA makes it unlawful to discriminate in employment against a qualified individual with a disability. The ADA does not directly apply to businesses conducted by consumer reporting companies such as the Company. It does, however, apply to employers with 15 or more employees and prohibits such employers from making inquiries of a prospective employee as to medical and injury inquiries, job-related or not, until after a conditional job offer has been made. This means, among other matters, that inquiries by an employer as to prior workers' compensation claims and injuries cannot be made until after a conditional job offer has been made.

     State laws also impact the Company's business. There are a number of states which have laws similar to the FCRA, and some states which have human rights laws more strict than the ADA. In addition, to the Company's knowledge, at least four states require companies engaged in the type of business conducted by the Company to be licensed in order to conduct business within those states. See discussion below. A large number of states also regulate the type of information which can be made available to the public and/or impose conditions to the release of the information. For example, some state laws prohibit access to certain types of information, such as workers' compensation histories or criminal histories, while others restrict access without a signed release from the subject of the report. In addition, many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly credit reports. Attempts have been made and will continue to be made by these groups to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to consumer reporting agencies and/or access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact Avert's operations.

     To the Company's knowledge, at least four states of the 49 states in which the Company sold its products and services during 1995 require consumer reporting agencies, such as the Company, to obtain a license to conduct business within those states. The Company has obtained the necessary licenses in each of those four states. In addition, several other states may require licensing of the Company's business. Although the Company believes that it will be able to obtain the licenses from these other states, if required, the inability to do so could have an adverse impact on the Company's operations. Operation of an unlicensed business is a misdemeanor under the laws of many states generally punishable by fines and/or imprisonment and could be grounds for denial of a license, if required.


LEGAL CONSIDERATIONS

     Under general legal concepts and, in some instances, by specific state and federal statute, the Company could be held liable to customers and/or to the subjects of background checking reports prepared by the Company for inaccurate information or misuse of the information. The FCRA contains civil liability provisions for willful and negligent noncompliance with its requirements. The FCRA further provides in effect that, except for liability for willful or negligent noncompliance with the FCRA and false information furnished with malice or willful intent to injure a consumer, neither a consumer reporting agency, any user of information nor any person who furnishes information to a consumer reporting agency will be liable to the consumer for defamation, invasion of privacy or negligence based on information disclosed to such consumer under the provisions of the FCRA.

     The Company has developed and implemented internal policies designed to help ensure that background information retrieved by it concerning a consumer is accurate and that it otherwise complies with the provisions of the FCRA. In addition, each customer of Avert is required to sign a User Agreement, wherein such customer agrees, among other matters, to accept responsibility for using information provided by Avert in accordance with the provisions of the FCRA and the ADA. Avert also has internal checks in place regarding access and release of such information. Additionally, Avert requires that all employees sign a written acknowledgment covering the proper procedures for handling confidential information.

     The Company does not currently maintain liability insurance to cover claims by customers or the subjects of reports for alleged inaccurate or misuse of information. Avert has explored the possibility and feasibility of liability insurance for this purpose. However, because of the nature of the Company's business, claims at least from subjects of reports prepared by the Company would be based at least in part on discrimination. Based on the Company's research, losses from such claims are either uninsurable or the insurance that is available is so limited in coverage that it is not economically practicable. The Company intends to continue its efforts to obtain insurance coverage for such claims. To date, the Company has been named as a co-defendant in three lawsuits alleging violations of the FCRA, all of which have been dismissed by the court.


COMPETITION

     The background checking industry is highly fragmented. The Company faces both direct and indirect competition for its products and services. In addition, many companies perform employee background checking in-house.

     DIRECT COMPETITION. There are large number of companies engaged in the sale of one or more of the background checking products sold by the Company, and the Company believes that this number will increase. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. To the Company's knowledge, the background checking portion of the businesses of its larger direct competitors is currently a small portion of their overall operations. Unlike many of its direct competitors, the Company serves as a broker for only two of its products, credit reports and motor vehicle driving records, and obtains the data for the remainder of its products from the source. The Company believes that this helps to give it a competitive advantage as to price. The Company also believes that it has a competitive advantage over many of its competitors because of the wide variety of products that it can offer to customers. Many of the Company's competitors, however, have substantially greater financial and personnel resources than the Company. In addition, it is possible that one or more of the Company's larger direct competitors could expand their background checking product line in the future.

     INDIRECT COMPETITION. The Company faces indirect competition from a number of companies engaged in, among others, drug, aptitude and attitude testing, handwriting analysis and on-the-job trial employment (employee leasing). These procedures, though often used with background checking, compete with Avert's products and services. Most of these competitors operate on a national scale and have substantially greater financial and personnel resources than the Company. In addition, it is possible that one or more of these competitors could expand their product lines in the future to include background checking products and services.


EMPLOYEES

     The Company has one part-time and 49 full-time employees, of which ten are involved in sales and marketing, 28 are involved in data processing/customer service, six (including one part-time employee) are involved in finance and administration and six are involved in programming/information systems. None of the Company's employees is represented by labor unions or is subject to collective bargaining arrangements. Avert considers its relations with its employees to be good.


INDEPENDENT SALES REPRESENTATIVES

     Avert also contracts with independent sales representatives to follow up on and generate sales leads, obtain the documentation (including executed User Agreements) needed to open new customer accounts, and develop sixteen geographic territories. These independent sales representatives are paid on a commission basis.


FACILITIES

          In order to meet its immediate need for additional office space and to accommodate anticipated growth, the Company has constructed an approximate 14,600 square foot office building on 29,400 square foot parcel of undeveloped land it purchased in November 1994. The building is located in downtown Fort Collins, Colorado. Construction costs of the office building were approximately $1.2 million. Construction was completed in March

1996. The cost of the land and the construction costs for the office building were paid entirely from internal funds of the Company. No portion of the proceeds of the Company's IPO were used for these purposes. The Company is the sole occupant of the building. The Company was partially released from its leased office facility in March 1996 and totally released from the office facility at the end of May 1996. The Company had no further obligations with respect to the leased office facility after May 1996.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

NAME                   AGE    POSITION
----                   ---    --------

Dean A. Suposs.......   44     Chairman of the Board; President

Michael D. DeWitt....   52     Director; Secretary

Jamie Burgat.........   38     Vice President of Operations; Treasurer; Assistant Secretary

D. Michael Vaughan...   55     Director

Stephen C. Fienhold..   50     Director

Stephen D. Joyce.....   48     Director

     Dean A. Suposs, a co-founder of Avert, has served as Chairman of the Board and President of the Company on a full-time basis since Avert's inception. Mr. Suposs graduated from Colorado State University, Fort Collins, Colorado, in 1975 with a Bachelor of Science degree in Animal Science.

     Michael D. DeWitt has served as a director of the Company since December 1987 and as Secretary since September 1993. He also served as Executive Vice President from June 1990 until December 17, 1993, and as Director of Marketing on a full-time basis from September 1988 until December 17, 1993, when he resigned from these positions and became a part-time marketing consultant. Mr. DeWitt was re-employed by the Company on a full- time basis as Executive Vice President--Director of Marketing on June 20, 1994, to serve in that capacity pending the employment of a senior marketing person to fill the vacancy caused by the resignation effective July 1, 1994, of the Company's then current Director of Sales and Marketing. Mr. DeWitt resigned from his position as Executive Vice President--Director of Marketing effective September 1995 when the Company retained a marketing consultant. After such resignation, Mr. DeWitt served as a part-time marketing consultant to the Company under a consulting agreement that expired on March 31, 1996. See "--Consultant." Mr. DeWitt also serves as a director of Applied Computer Technology, a publicly-held company. Mr. DeWitt graduated from Grinnell College, Grinnell, Iowa in 1965 with a Bachelor of Arts degree in Biology and from Keller School, Chicago, Illinois in 1980 with a Masters degree in Business Administration specializing in Marketing and Finance.

     Jamie Burgat has served as Vice President of Operations of the Company on a full- time basis since September 1987, as Assistant Secretary since March 1994 and as Treasurer since April 1994. Ms. Burgat graduated from Western State College, Gunnison, Colorado, in 1978 with a Bachelor of Science degree in Business Administration.

     D. Michael Vaughan, a co-founder of Avert, has served as a director of the Company since January 1994 and served as Treasurer from October 1987 until April 1994. Mr. Vaughan is a Professor of Accounting and Taxation at Colorado State University, where he has been employed since 1969. He has been a certified public accountant for the past 24 years and has been an officer and/or director of several closely-held businesses. Mr. Vaughan graduated from Texas Tech University in 1963 with a Bachelor in Business Administration, in 1969 with a Masters in Business Administration and in 1970 with a Ph.D.

     Stephen C. Fienhold, a co-founder of Avert, has served as a director of the Company since Avert's inception. He is the co-owner with his wife of SR Products, a lighting manufacturer, located in Fort Collins, Colorado. From January 1982 until 1989, Mr. Fienhold was co-owner of Creative Engineering, an engineering and manufacturing firm located in Fort Collins. He graduated from the University of Arizona, Tucson, Arizona, in

1969 with a Bachelor of Science degree in Aerospace and Mechanical Engineering and has participated in the Colorado State University MBA program.

     Stephen D. Joyce has served as a director of the Company since May 1995. Mr. Joyce is the owner of Supermarket Liquors, Inc., located in Fort Collins, Colorado, and served as the President of that company since October 1976. He graduated from Rensselaer Polytechnic Institute in 1971 with a Bachelor of Science degree in Management. He attended the University of California-- Berkeley from 1971 to 1972, where he studied marketing but did not obtain a degree.

     In March 1994, the Company established an Audit Committee and a Compensation Committee of the Board of Directors consisting in each case of Stephen C. Fienhold and D. Michael Vaughan. The Audit Committee's function is to recommend to the Board of Directors the firm to select as the Company's outside auditors, to oversee the adequacy of internal controls and to review and approve the services of Avert's outside public accounting firm. The Compensation Committee's function is to review and approve management proposals for compensation to officers and other employees of the Company and also to administer the Company's 1994 Stock Incentive Plan.

     The directors hold office until the next annual meeting of shareholders, or until their successors are duly elected and qualified. The officers hold office until their successors are appointed by the Board of Directors. All officers of the Company, other than Mr. DeWitt, are employed on a full-time basis. There are no arrangements or understandings between any of the directors or officers and any other person pursuant to which he or she was or is to be selected as a director, nominee or officer. There is no family relationship between any director and executive officer of the Company.


OTHER SIGNIFICANT EMPLOYEES

     In addition to the directors, nominee and executive officers set forth above, the Company believes the following employees are significant to its operations:

NAME               AGE      POSITION WITH THE COMPANY
-----              ---      -------------------------

Jerry Thurber....   40      Director of Information Technology

Leonard J. Koch..   53      Director of Marketing and Planning


     Jerry Thurber was hired by Avert as Director of Information Technology in June 1996. Mr. Thurber has 14 years of experience managing in the information system industry. Mr. Thurber spent the last 13 years with American Management Systems, Inc., a major international systems development and consulting firm, where he was regional Vice President for Management Systems and Technologies, Western Region. Mr. Thurber has experience managing client server technologies, directing information systems departments, and managing information systems consulting services. He graduated from Colorado State University in 1978 with a Bachelor of Arts degree in Political Science and from Denver University in 1983 with a Masters of International Management.

     Leonard J. Koch was retained by Avert as a marketing consultant in September 1995 and became employed as Director of Marketing and Planning in January 1996. Mr. Koch brings to Avert more than 30 years of experience in marketing and distribution roles with companies such as Honeywell from 1964 to 1983, NBI from 1983 to 1990, and Solburne Computer in 1991 and 1992. From 1991 to 1992, he served as director of Original Equipment Manufacturer and indirect distribution with Solburn Computer. Most recently, from 1992 to 1995, he was co-founder and chief operating officer at Audiologic, Inc. Mr. Koch graduated from Valparaiso University in 1964 with a Bachelor of Arts degree in business administration and political science.

EMPLOYMENT AGREEMENT

      The Company entered into an employment agreement with Mr. Suposs effective January 1, 1994 ("Employment Agreement"). The Employment Agreement expires on January 1, 1999, and is automatically renewed for successive one-year periods unless Avert or Mr. Suposs elects not to renew. The Employment Agreement provides for an annual salary of at least $96,000 per year ("Base Salary") and an annual bonus ("Annual Bonus") of 6% of the income for that year before deduction of income taxes and before giving effect to the bonus, but after deduction of investment income; provided, however, if a change of control (as defined in the Employment Agreement) occurs, the Annual Bonus will be terminated and the Base Salary will be increased by the average of the annual bonus paid for each of the preceding three years ("Adjusted Base Salary"). In the event of death during the term of the Employment Agreement, Mr. Suposs' Base Salary (but not the Annual Bonus) or the Adjusted Base Salary, as the case may be, will be continued for six months at the base monthly rate then in effect and paid to the beneficiary or beneficiaries of Mr. Suposs. Unless a change of control occurred prior to his death, Mr. Suposs' beneficiary or beneficiaries will also be paid the Annual Bonus for the portion of the year prior to his death.

     The Employment Agreement may be terminated by the Company with or without Cause (as defined in the Employment Agreement); provided that, if the Employment Agreement is terminated without Cause, the Company must pay to Mr. Suposs the Base Salary and Annual Bonus or Adjusted Base Salary, as the case may be, for the remaining term of the Employment Agreement. In the event of a change of control, Mr. Suposs may, in certain instances, terminate his employment within six months following the change in control, in which event he will be paid an amount equal to two times his Adjusted Base Salary; provided that the amount thereof does not exceed the excess parachute payments as defined in Section 280G of the Internal Revenue Code of 1986, as amended. Mr. Suposs may terminate the Employment Agreement without being in breach thereof, provided that the Board of Directors determines that such termination is for reasons beyond the control of Mr. Suposs. In this event, Mr. Suposs will be paid severance in an amount equal to six (or, if less, the number of months remaining in the term of the Employment Agreement) times the monthly Base Salary or Adjusted Base Salary, as the case may be.

     In the event Mr. Suposs' employment is terminated by the Company for Cause, Mr. Suposs may not engage in a competing business in any location within the United States for a period equal to the greater of two years or the remaining term of the Employment Agreement. In the event Mr. Suposs' employment is terminated for any reason other than Cause or death or permanent disability, Mr. Suposs may not engage in a competing business in any location within the United States for a period equal to the greater of the remaining term of the Employment Agreement or one year. In addition, Mr. Suposs has agreed that during his employment and during the applicable period of any non-compete, neither he nor any employer with whom he is at the time affiliated may hire any person employed by the Company. Mr. Suposs has also agreed that he will not disclose, except in the normal course of his duties, any Confidential Information (as defined in the Employment Agreement) to any one else either during the term of the Employment Agreement or subsequent thereto for the applicable period of any non-compete provision.

CONSULTANT

     As noted under "--Directors and Executive Officers" above, Michael D. DeWitt, a director of the Company, resigned from his full-time position as the Company's Executive Vice President--Director of Marketing on December 17, 1993. At that time, he became a part-time marketing consultant to the Company under the terms of a consulting agreement ("Consulting Agreement") with the Company. Mr. DeWitt agreed to reemployment as Executive Vice President--Director of Marketing on June 20, 1994, and to serve in that capacity at a salary of $8,000 per month pending the employment of a senior marketing person to fill the vacancy caused by the resignation of the Company's then current Director of Sales and Marketing. In April of 1995 the Company engaged the services of a national search firm to assist the Company in locating high quality candidates for the marketing position. Prior to that time and following Mr. DeWitt's reemployment, the Company did not aggressively seek candidates because of the development and implementation during this period of the Company's marketing plan and Mr. DeWitt's substantial contribution to the plan. Due to the importance of the marketing plan to the Company's overall growth plans, the Company felt that the transition to the new senior marketing person should wait until after implementation, which occurred starting in January 1995. Mr. DeWitt agreed to remain with the Company on a full-time basis during this period.

     The Consulting Agreement was suspended pending the hiring of the senior marketing person. After his resignation effective September 1995 as Executive Vice President--Director of Marketing when the Company retained a marketing consultant, Michael D. DeWitt was again engaged by the Company as a part-time marketing consultant under the terms of the Consulting Agreement. See "-- Directors and Executive Officers." Pursuant to the Consulting Agreement, Mr. DeWitt received a retainer of $2,000 per month and a fee of $125 per hour or $400 per day, whichever was less, and was reimbursed for all reasonable out-of-pocket expenses incurred by him in connection with his services to the Company. The Consulting Agreement expired on March 31, 1996. The Consulting Agreement contains confidentiality and noncompete provisions.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid to Mr. Suposs, the President (chief executive officer) of the Company, for each of the years in the three-year period ended December 31, 1995. No other executive officer of the Company had total annual salary and bonus for the year ended December 31, 1995, in excess of $100,000.


                           SUMMARY COMPENSATION TABLE

                                                                                                   Long-term
                                                              Annual Compensation                 Compensation
                                               ------------------------------------------------- --------------
       Name and                                                                Other Annual                        All other
   Principal Position                Year       Salary ($)   Bonus($)/(1)/  Compensation($)/(1)/  Options(#)    Compensation/(2)/
----------------------------         ----      -----------   -------------- -------------------- -------------- -----------------
Dean A.  Suposs, President
and Chairman of the Board..          1995      $96,000/(3)/   $  63,923/(3)/       --                 --              $1,200
                                     1994      $96,000/(3)/   $  86,000/(3)/       --               200,000              --
                                     1993      $40,000/(4)/   $ 107,355/(4)/       --                 --                 --

________________

(1) Does not include: (i) board fees of $9,600, $9,600 and $6,400 for the years ended December 31, 1995, 1994, and 1993, respectively; or (ii) compensation for the personal use by Mr. Suposs of a Company-owned vehicle. The vehicle is used primarily for business purposes. Compensation for personal use did not exceed 10% of Mr. Suposs' total salary and bonus for the respective years stated.

(2) Represents Company contribution for the benefit of Mr. Suposs under the Avert, Inc. 401(k) Profit Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees of the Company. Eligible employees may make voluntary contributions to the Plan which are then matched 50% by the Company up to a maximum of $1,500.

(3) Represents a fixed annual salary of $96,000 and a bonus of 6% of income before deduction of income taxes and before giving effect to the bonus, but after deduction of investment income. See "Management--Employment Agreement" above.

(4) Represents a fixed annual salary of $40,000 and a bonus of 10% of income before income taxes and before giving effect to the bonus.

OPTION GRANTS IN 1995

     No grants of stock options of the Company were made to Dean A. Suposs, President and Chairman of the Board of the Company, during the year ended December 31, 1995.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE

     The following table sets forth information concerning each exercise of stock options during the period ended December 31, 1995, by the Company's President and Chairman of the Board and the fiscal year-end value of unexercised options held by him.

                                                              Aggregated Option Exercises
                                                            For Year Ended December 31, 1995
                                                              And Year-End Option Values


                                                                       NUMBER OF SHARES
                                                                    UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED
                               SHARES                                  OPTIONS AT YEAR                IN-THE-MONEY OPTIONS AT
                             ACQUIRED ON       VALUE                     END(#)/(2)/                     YEAR-END ($)/(3)/
                              EXERCISE        REALIZED        ---------------------------------   -----------------------------
NAME                          (#)/(1)/        ($)/(1)/         EXERCISABLE       UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
                            -------------   ------------      -------------      --------------   -----------     -------------

Dean A. Suposs                     0             0               66,666              133,667            0              0

----------

/(1)/ No options were exercised during the year ended December 31, 1995.

/(2)/ The total number of unexercised options held as of December 31, 1995, separated between those options that were exercisable and those options that were not exercisable.

/(3)/ For all unexercised options held as of December 31, 1995, the aggregate dollar value of the excess of the market value of the stock underlying the options over the exercise price of those options. On December 31, 1995, the closing sale price of the Common Stock was $4.125 per share. The exercise price is $5.25 per share.


STOCK INCENTIVE PLAN

     In March 1994, the Company adopted the 1994 Stock Incentive Plan (the "Stock Incentive Plan"). The purpose of the Stock Incentive Plan is to provide continuing incentives to the Company's key employees, which may include officers and employee members of the Board of Directors (excluding members of the Compensation Committee). The Stock Incentive Plan provides for an authorization of 363,337 shares of Common Stock for issuance thereunder. Under the Stock Incentive Plan, the Company may grant to participants awards of stock options and restricted stock or any combination thereof.

     The Stock Incentive Plan is to be administered by the Compensation Committee of the Board of Directors composed of no fewer than two disinterested members. Subject to the terms of the Stock Incentive Plan, the Compensation Committee determines, among other matters, the persons to whom awards are granted, the type of award granted, the number of shares granted, the vesting schedule, employment requirements or performance goals relating to restricted stock awards, the type of consideration to be paid to the Company upon exercise of options and the terms of any option (which cannot exceed ten years).

     Under the stock option component of the Stock Incentive Plan, the Company may grant both incentive stock options ("incentive stock options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options which are not qualified as incentive stock options; provided that incentive stock options cannot be granted to any participant who is not an employee of the Company. Stock options may not be granted at an exercise price of less than the fair market value of the Common Stock on the date of grant. The exercise price of incentive stock options granted to holders of more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of these options cannot exceed five years. Options granted under the Stock Incentive Plan are not transferrable otherwise than by will or the laws of descent and distribution and, during the lifetime of the optionholder, options are exercisable only by such optionholder. In addition, outstanding options may not be exercised more than three months (but in no event beyond the expiration date of the option) after the optionholder ceases to be an employee of the Company, except that in the event of the death or permanent and total disability of the optionholder, the option may be exercised by the holder (or his estate, as the case may be) until the first to occur of the expiration of the option period or the expiration of one year after the date of death or permanent or total disability. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise), by delivery of a promissory note or by a combination of such means of payment, as may be determined by the Compensation Committee.

     Under the restricted stock component of the Stock Incentive Plan, the Company may, in selected cases, issue to a plan participant a given number of shares of restricted stock. Restricted stock under the Stock Incentive Plan is Common Stock restricted as to sale pending fulfillment of such vesting schedule, employment requirements or performance goals as the Compensation Committee shall determine. The purchase price, if any, for restricted stock will be specified by the Compensation Committee. Prior to the lifting of the restrictions, the participant will nevertheless be entitled to receive distributions in liquidation and dividends on, and to vote the shares of, the restricted stock. The Stock Incentive Plan provides for forfeiture of restricted stock for breach of conditions of grant.

     Upon a change in control (as defined in the Stock Incentive Plan) of the Company, all stock options granted under the Stock Incentive Plan will become exercisable in full, and all restricted stock grants will become immediately vested and any applicable restrictions will lapse. Also, in the event the number of outstanding shares of Common Stock is increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another company, whether as a result of a stock split, stock dividend, combination or exchange of shares, merger or otherwise, each share subject to an unexercised option shall be substituted for the number and kind of shares of stock into which each share of the outstanding Common Stock is to be changed or for which each such share is to be exchanged and the option price shall be increased or decreased proportionately.

     Stock options covering a total of 360,000 shares of Common Stock have been granted to date under the Stock Incentive Plan to two executive officers, including Mr. Suposs (options covering 200,000 shares), and three key employees of the Company. The options granted to Mr. Suposs were effective on June 22, 1994, the date of the Company's IPO. Such options have a 10-year term, are exercisable at a price of $5.25 (the price at which the Company's Units were sold in the IPO) and vest at a rate of approximately 16.7% (approximately 33,333 shares) per year beginning on the date of grant. Options covering 99,999 shares of Common Stock currently are exercisable by Mr. Suposs.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In March 1994, the Company also adopted the Non-Employee Directors' Stock Option Plan ("Outside Directors' Plan"). The purpose of the Outside Directors' Plan is to encourage and provide incentive for high level performance by non-employee directors of the Company. An aggregate of 30,000 shares of Common Stock are reserved for issuance under the Outside Directors' Plan, to directors who are not employees of Avert. The exercise price of the options will be the fair market value of the stock on the date of grant. Outside directors are automatically granted options to purchase 1,000 shares initially and an additional 1,000 shares for each subsequent year that they serve up to a maximum 5,000 shares per director. Each option is exercisable one year after the date of grant and expires five years from the date of grant.

     The options are not transferrable otherwise than by will or the laws of descent and distribution and, during the lifetime of the optionholder, options are exercisable only by such optionholder. In addition, outstanding options may not be exercised more than three months (but in no event beyond five years from the grant date of the option) after the optionholder ceases to be a director of the Company, except that in the event of the death or permanent and total disability of an optionholder while a director, the option may be exercised by the holder (or his estate as the case may be), until the first to occur of the expiration of the option period or the expiration of one year following the date of death or permanent and total disability. The options become immediately exercisable in the event of a change in control (as defined in the Outside Directors' Plan) of Avert. As a result of these automatic grants, Messrs. Fienhold and Vaughan presently have options covering a total of 3,000 shares each and Mr. Joyce presently has options covering a total of 2,000 shares. Of these outstanding options, options covering a total of 2,000 shares currently are exercisable by each of Messrs. Fienhold and Vaughan and options covering a total of 1,000 shares currently are exercisable by Mr. Joyce.

DIRECTOR'S COMPENSATION

     Each director of Avert is paid a monthly fee of $800 as compensation for services as a board member.

SETTLEMENT OF DISPUTE WITH FORMER DIRECTOR

     During March 1994, the Company settled a dispute with Lawrence L. Frederick, a former director of Avert concerning compensation for Mr. Frederick's services as a director. Mr. Frederick served as a director of Avert from September 1993 until March 1, 1994. Pursuant to the terms of the settlement, Avert paid $200,000 to Mr. Frederick in full satisfaction of all claims Mr. Frederick may have had against Avert at the time of the settlement, including, but not limited to, claims for compensation, for stock options or arising out of alleged agreements between Avert and Mr. Frederick with regard to compensation or stock options or claims arising therefrom. Mr. Frederick and Avert also released each other from any claims they may have had against each other with regard to this matter, and Mr. Frederick tendered his resignation as a board member.


SPECIAL PROVISIONS IN ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation contain a provision limiting the liability of directors of the Company to the fullest extent permitted under the Colorado Business Corporation Act (the "Act"). The Act allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for (1) breaches of a director's duty of loyalty, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) certain other acts specified in the Act, and (4) transactions from which the director derived an improper benefit. The provisions of the Act will not impair the Company's ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The following subparagraphs briefly describe indemnification provisions for directors, officers and controlling persons of the Company against liability, including liability under the Securities Act:

     1. Under provisions of the Bylaws of the Company and the Act, each person who is or was a director or officer of the Company will be indemnified by the Company as a matter of right to the extent permitted or authorized by law. The effects of the Bylaws and the Act may be summarized as follows:

          (a) Under Colorado law, a person who is wholly successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company shall be indemnified against reasonable expenses (including attorneys' fees) incurred in connection with such suit or proceeding;

          (b) Except as provided in subparagraph (c) below, a director may be indemnified under such law against both (1) reasonable expenses (including attorneys' fees), and (2) judgments, penalties, fines and amounts paid in settlement, if he acted in good faith and reasonably believed, in the case of conduct in his official capacity as a director, that his conduct was in the Company's best interests, or in all other cases that his conduct was not opposed to the best interests of the Company, and with respect to any criminal action, he had no reasonable cause to believe his conduct was unlawful, but the Company may not indemnify the director if the director is found liable to the Company or is found liable on the basis that personal benefit was improperly received by the director in connection with any suit or proceeding charging improper personal benefit to the director;

          (c) In connection with a suit or proceeding by or in the right of the Company, indemnification is limited to reasonable expenses incurred in connection with the suit or proceeding, but the Company may not indemnify the director if the director was found liable to the Company; and

          (d) Officers of the Company will be indemnified to the same extent as directors as described in (a), (b) and (c) above, and officers who are not also directors may be indemnified to such further extent, consistent with law, as provided by the Articles of Incorporation, bylaws, resolution of the shareholders or the Board of Directors, or in a contract.

     2. The underwriters of the Company's IPO agreed, pursuant to the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement of which this Prospectus is a part, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information, as of October 18, 1996, with respect to the beneficial ownership of the Company's Common Stock, by (i) each shareholder known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director or nominee as director and the President and Chief Executive Officer of the Company, and (iii) all directors, Board nominees and executive officers of the Company as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned by him as set forth opposite his name.

                                            NUMBER
                                              OF
                                          SHARES OF              PERCENT OF CLASS
                                            COMMON     -------------------------------------
NAME AND ADDRESS                          STOCK/(1)/   BEFORE OFFERING  AFTER OFFERING/(2)/
----------------                         -----------   ---------------  --------------------

Charles S. Hatchette...................  400,000             11.8%            10.3%
700 East Elizabeth
Fort Collins, Colorado 80524

Dean A. Suposs/(3)/....................  205,593/(4)/         5.9%             5.1%
1526 Remington
Fort Collins, Colorado 80524

Michael D. DeWitt/(3)/.................  100,100/(5)/         2.9%             2.6%
931 Sailors Reef
Fort Collins, Colorado 80525

D. Michael Vaughan/(3)/................  154,000/(6)/         4.5%             3.9%
3437 Greystone Court
Fort Collins, Colorado 80525



Stephen C. Fienhold/(3)/...............  102,000/(7)/      3.0%   2.6%
1637 Tanglewood Drive
Fort Collins, Colorado 80525

Stephen D. Joyce/(3)/..................  126,500/(8)/      3.7%   3.2%
1124 Cobblestone Court
Fort Collins, Colorado 80525

All directors  and executive officers..  706,318/(9)/     20.0%  17.5%
         as a group (6 persons)

_______________

(1) Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to Redeemable Warrants of the Company or to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but not deemed outstanding for computing the percentage ownership of any other person.
(2) Assumes exercise of all Redeemable Warrants and issuance of the underlying 500,000 shares of Common Stock.
(3)  A director and/or an executive officer of Avert.

(4) Consists of: (i) the 100,064 shares owned by the wife of Mr. Suposs; (ii) 4,530 shares owned directly by Mr. Suposs; (iii) 99,999 shares purchasable under exercisable employee stock options (see "Management--Stock Incentive Plan"); and (iv) 1,000 shares purchasable under Redeemable Warrants owned directly by Mr. Suposs.
(5) Consists of: (i) 100,000 shares owned jointly by Mr. DeWitt and his wife; and (2) 100 shares owned by the children of Mr. DeWitt.
(6) Consists of: (i) 122,000 shares owned by the wife of Mr. Vaughan; (ii) 30,000 shares owned by a family-owned corporation in which Mr. Vaughan's wife is a director but not a shareholder; and (iii) 2,000 shares purchasable under exercisable non-employee director stock options (see "Management--Non-Employee Directors' Stock Option Plan").
(7)  Consists of:  (i) 100,000 shares owned by the wife of Mr. Fienhold; and
     (ii) 2,000 shares purchasable under exercisable non-employee director stock options (see "Management--Non-Employee Directors' Stock Option Plan").
(8)  Consists of:  (i) 96,000 shares held directly or indirectly by Mr. Joyce;
     (ii) 14,500 shares purchasable under Redeemable Warrants owned directly or indirectly by Mr. Joyce; (iii) 14,000 shares owned by the children of Mr. Joyce, and 1,000 shares purchasable under Redeemable Warrants owned by the children of Mr. Joyce; and (iv) 1,000 shares purchasable under exercisable non-employee director stock options (see "Management--Non-Employee Directors' Stock Option Plan").
(9) Includes: (i) a total of 99,999 shares purchasable under currently exercisable employee stock options held by Mr. Suposs (see Note 4 above);
     (ii) a total of 5,000 shares held by Messrs. Vaughan, Fienhold and Joyce under currently exercisable non-employee director stock options (see Notes 6, 7 and 8 above); (iii) 1,000 shares purchasable under Redeemable Warrants held directly by Mr. Suposs (see Note 4 above); and (iv) 14,500 shares purchasable under Redeemable Warrants held directly or indirectly by Mr. Joyce and 1,000 shares purchasable under Redeemable Warrants owned by the children of Mr. Joyce (see Note 8 above).


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue (i) 9,000,000 shares of Common Stock, No Par Value, of which 3,400,000 shares are issued and outstanding and (ii) 1,000,000 shares of Preferred Stock, No Par Value, of which no shares have been issued.

     The following summary description of the Company's securities does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation, Bylaws, Warrant Agreement and Representative's Warrant Agreement, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders.
Holders of a majority of the shares of Common Stock outstanding may authorize a merger, consolidation, dissolution of the Company, the sale of all or substantially all of the Company's assets if not made in the usual or ordinary course of the Company's business, or an amendment of the Company's Articles of Incorporation. In the event of liquidation, holders of Common Stock are entitled to share pro rata in any distribution of the Company's assets to holders of Common Stock after payment of liabilities and liquidation preferences, if any, granted to holders of Preferred Stock. There are no preemptive, subscription, conversion or redemption rights regarding the Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared on the Common Stock by the Board of Directors in its discretion out of funds legally available for that purpose.


PREFERRED STOCK

     The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series and the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting power and other rights of the holders of Common Stock, including the loss of voting control to others.


REDEEMABLE WARRANTS

     The Redeemable Warrants were issued pursuant to an agreement, dated June 22, 1994 (the "Warrant Agreement"), between the Company and American Securities Transfer, Inc. (the "Warrant Agent") and are evidenced by warrant certificates in registered form.

     Two Redeemable Warrants represent the right of the registered holder to purchase one share of Common Stock at an exercise price of $6.50 per share at any time ending 5:00 p.m. (Denver time) on April 30, 1997 (the "Expiration Date"), subject to adjustment (the "Purchase Price"). The Redeemable Warrants will be entitled to the benefit of adjustments in the Purchase Price and in the number of shares of Common Stock and/or other securities deliverable upon exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation or merger. In addition, the Company has the right to reduce the Purchase Price for a period of not less than 30 days upon not less than 30 days' prior written notice to holders of the Redeemable Warrants.

     Each Redeemable Warrant expires on the Expiration Date, subject to extension. The Company may at any time extend the Expiration Date of all outstanding Redeemable Warrants for such increased period of time as it may determine.

     Under the provisions of the Warrant Agreement, the Company has the right to redeem the Redeemable Warrants in whole for cancellation at a price of $.05 each, by written notice mailed at least 30 days prior to the redemption date to each Redeemable Warrant holder at his or her address as it appears on the books of the Warrant Agent, provided, however, that such notice may only be given within 15 days following any period of 15 consecutive trading days during which the average closing bid price for the Common Stock (if then traded on the over-the-counter market) or the average closing price of the Common Stock (if then listed on NASDAQ National

Market or on a national securities exchange) equals or exceeds $7.50 per share, subject to adjustment for stock dividends, splits and similar events. If the Redeemable Warrants are called for redemption and cancellation, they must be exercised prior to the close of business on the date of any such redemption and cancellation or the right to purchase the applicable shares of Common Stock is forfeited. See "Risk Factors--Adverse Effect of Possible Redemption of Redeemable Warrants."

     The Redeemable Warrants may be exercised upon surrender of the Redeemable Warrant certificate on or prior to the Expiration Date (or earlier redemption date) at the offices of the Warrant Agent, with the Subscription Form on the reverse of the Redeemable Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check payable to the order of the Warrant Agent for the account of the Company) for the number of Redeemable Warrants being exercised.

     No holder, as such, of any Redeemable Warrant shall be entitled to vote or receive dividends or be deemed the holder of Common Stock for any purpose whatsoever until such Redeemable Warrant has been duly exercised and the Purchase Price has been paid.

     The Company has undertaken to use reasonable efforts to continue to maintain the effectiveness of a registration statement with the Securities and Exchange Commission with respect to the Common Stock underlying the Redeemable Warrants. See "Risk Factors--Current Prospectus and State Registration Required to Exercise Redeemable Warrants."


REPRESENTATIVE'S WARRANTS

     In connection with the IPO, the Company sold to the Representative of the underwriters of the Company's IPO, for nominal consideration, warrants to purchase up to 100,000 shares of Common Stock and 100,000 Redeemable Warrants (referred to herein as the "Representative's Warrants). The Representative's Warrants are initially exercisable for a period of four years commencing June 22, 1995, at a price of $6.00 per share and $0.30 per Redeemable Warrant (120% of the Price to Public in the IPO). The shares of Common Stock and Redeemable Warrants issuable upon exercise of the Representative's Warrants are identical to those offered to the public. Holders of the Representative's Warrants are protected against dilution of the equity interest represented by the underlying shares upon the occurrence of certain events, including stock splits and stock dividends. In the event of liquidation, dissolution or winding up of the Company, holders of the Representative's Warrants are not entitled to participate in the Company's assets.

     The Company has agreed that, upon written request of the then holders of at least a majority of the Representative's Warrants and of the securities issued upon exercise of the Representative's Warrants made at any time during the four-year exercise period, the Company will file not more than once, a Registration Statement under the Securities Act registering for sale the shares of Common Stock and the Redeemable Warrants underlying the Representative's Warrants and the shares of Common Stock underlying the Redeemable Warrants (collectively the "Warrant Securities"). This right is given at no additional cost to the holders of the Representative's Warrants. The Company also will file a Registration Statement upon the request of the holders of at least a majority of the Representative's Warrants and of the securities issued upon exercise of the Representative's Warrants to register the Warrant Securities at the holders' expense at any time during the period beginning June 22, 1995 and ending June 22, 2001. In addition, if at any time during the period commencing June 22, 1995 and ending June 22, 2001, the Company registers any of its securities, the holders of the Representative's Warrants will have the right, in certain circumstances, to include in such Registration Statement, at the Company's expense, the Warrant Securities.


TRANSFER AND WARRANT AGENT

     The transfer agent and warrant agent for the Common Stock and Redeemable Warrants, respectively, is American Securities Transfer, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this Prospectus, 3,400,000 shares (the "Outstanding Shares") of the Company's Common Stock are outstanding. A total of 957,750 Outstanding Shares are, any shares issued upon exercise of the Redeemable Warrants (up to 500,000 shares) will be, freely tradeable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of the Company within the meaning of the Securities Act, which shares will be subject to the resale restrictions of Rule 144. The remaining 2,442,250 Outstanding Shares are "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares"). Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Units, the Common Stock and the Redeemable Warrants.

     Of the 2,442,250 Restricted Shares, (i) 1,472,556 shares are eligible for immediate sale in the public market without restriction pursuant to Rule 144(k) and (ii) 969,694 shares (plus 104,999 shares issuable upon exercise of employee and non-employee director stock options vested as of the date of this Prospectus) will be eligible for sale in the public market subject to compliance with Rule 144 or Rule 144(k).

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who has beneficially owned "restricted securities," as that term is defined in Rule 144, for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale, provided that certain public information about the Company, as required by Rule 144, is then available and the seller complies with certain other requirements. A person who is not an affiliate, has not been an affiliate within three months prior to sale and has beneficially owned restricted securities for at least three years, is entitled to sell such shares under Rule 144(k) without restriction under Rule 144, including the volume limitations described above. "Affiliates" of the Company generally would include the directors and officers of the Company and any other person or entity which controls, is controlled by, or is under common control with the Company.

     The Company is unable to estimate accurately the number of Restricted Shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                             TERMS OF THE OFFERING

     The shares of Common Stock being offered hereby may be purchased upon the exercise of the Redeemable Warrants sold by the Company as part of the IPO in June 1994. Two Redeemable Warrants entitle the holder to purchase one share of Common Stock at a price of $6.50 (subject to adjustment in certain instances) at any time until April 30, 1997, unless extended. Warrantholders who wish to exercise their Redeemable Warrants must deliver executed Redeemable Warrants with the Subscription Form, duly completed and executed, accompanied with a check made payable to the Warrant Agent for the account of the Company. All payments must be received by the Warrant Agent no later than 5:00 p.m. (Denver time) on April 30, 1997, and Redeemable Warrants not exercised on or prior to that date will expire. See "Description of Securities--Redeemable Warrants."
No sales commissions will be paid in connection with this offering.

     The Company has made no decision as of the date of this Prospectus to either redeem the Redeemable Warrants or to extend the Expiration Date.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Baker & Hostetler, Denver, Colorado.

                                    EXPERTS

     The financial statements as of December 31, 1995 and the years ended December 31, 1994 and 1995 included in this Prospectus and the Registration Statement have been audited by HEIN + ASSOCIATES LLP, independent certified public accountants, to the extent and for the periods indicated in their report appearing elsewhere herein. Such financial statements have been included in reliance upon such report and upon the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 with respect to the shares of Common Stock being offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Common Stock and the Redeemable Warrants, reference is made to the Registration Statement and to the exhibits thereto. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference. Any interested party may inspect the Registration Statement and exhibits thereto, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices referenced above. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants like the Company that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock and Redeemable Warrants are quoted on the NASDAQ National Market, and certain of the Company's reports, proxy statements and other information should be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS


                                                         PAGE
                                                        ------
Report of Independent Accountants.....................    F-1

Financial Statements:
  Balance Sheets......................................    F-2
  Statements of Income................................    F-3
  Statements of Shareholders' Equity..................    F-4
  Statements of Cash Flows............................    F-5
  Notes to Financial Statements.......................    F-6

                         INDEPENDENT AUDITOR'S REPORT



Board of Directors
Avert, Inc.
Fort Collins, Colorado


We have audited the accompanying balance sheet of Avert, Inc. as of December 31, 1995, and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avert, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.



HEIN + ASSOCIATES LLP


Denver, Colorado
February 16, 1996

                                  AVERT, INC.

                                 BALANCE SHEETS


                                          December 31,    June 30,
                                              1995          1996
                                          ------------  ------------
                                                        (Unaudited)
                               ASSETS
                               ------

CURRENT ASSETS:
   Cash and cash equivalents                $  159,700   $   73,800
   Marketable securities                     5,966,500    5,423,800
   Accounts receivable, net of allowance
     of $47,900 and $62,800, respectively      607,900      926,800
   Prepaid expenses and other                  240,600      153,000
                                            ----------   ----------
           Total current assets              6,974,700    6,577,400

PROPERTY AND EQUIPMENT, net                  1,389,100    2,028,700

OTHER ASSETS                                    19,400       19,400
                                            ----------   ----------

TOTAL ASSETS                                $8,383,200   $8,625,500
                                            ==========   ==========


                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES:
   Accounts payable                         $  407,900   $  310,700
   Accrued expenses                             81,300       72,900
   Deferred revenue                             58,600       55,500
                                            ----------   ----------

           Total current liabilities           547,800      439,100

COMMITMENTS (NOTE 5)

SHAREHOLDERS' EQUITY:
   Preferred stock, no par value,
     authorized 1,000,000 shares; none
     outstanding                                     -            -
   Common stock, no par value, authorized
     9,000,000 shares; 3,442,250 and
     3,418,250 shares issued and
     outstanding, respectively               4,960,600    4,850,200
   Retained earnings                         2,874,800    3,336,200
                                            ----------   ----------
           Total shareholders' equity        7,835,400    8,186,400
                                            ----------   ----------

TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                    $8,383,200   $8,625,500
                                            ==========   ==========

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                  AVERT, INC.

                              STATEMENTS OF INCOME

                                                                                        For the
                                                 For the Years Ended                Six Months Ended
                                                     December 31,                       June 30,
                                               ------------------------         ------------------------
                                                  1994          1995               1995          1996
                                               ----------    ----------         ----------    ----------
                                                                                       (Unaudited)
NET REVENUES:
    Search and product fees                    $4,534,800    $5,690,900         $2,579,900    $3,412,000
    Interest and other income                     170,000       373,700            196,700       208,100
                                               ----------    ----------         ----------    ----------
                                                4,704,800     6,064,600          2,776,600     3,620,100

EXPENSES:
    Search and product costs                    1,643,500     2,522,700          1,047,200     1,492,400
    Marketing                                     453,600       890,600            363,500       610,100
    General and administrative                    823,500       930,600            494,100       515,400
    Software development                          180,200       245,500            113,900       176,900
    Depreciation                                   98,500       104,300             53,800        80,500
                                               ----------    ----------         ----------    ----------
                                                3,199,300     4,693,700          2,072,500     2,875,300
                                               ----------    ----------         ----------    ----------

INCOME BEFORE INCOME TAXES                      1,505,500     1,370,900            704,100       744,800

    Income tax expense                           (535,700)     (513,700)          (263,300)     (283,300)
                                               ----------    ----------         ----------    ----------

NET INCOME                                     $  969,800    $  857,200         $  440,800    $  461,500
                                               ==========    ==========         ==========    ==========

NET INCOME PER COMMON SHARE                          $.33          $.25               $.13          $.13
                                               ==========    ==========         ==========    ==========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING                                 2,971,000     3,450,000          3,450,000     3,427,800
                                               ==========    ==========         ==========    ==========


             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                  AVERT INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
                  FROM JANUARY 1, 1994 THROUGH JUNE 30, 1996


                                                  COMMON STOCK                             TOTAL
                                          ---------------------------     RETAINED      SHAREHOLDERS'
                                             SHARES         AMOUNT        EARNINGS        EQUITY
                                          -------------  ------------   -----------    --------------
BALANCES, January 1, 1994                     2,442,250  $    578,300   $ 1,047,800    $    1,626,100

    Proceeds from sale of units
      in public offering, net                 1,000,000     4,382,300             -         4,382,300
    Net income                                        -             -       969,800           969,800
                                          -------------  ------------   -----------    --------------

BALANCES, December 31, 1994                   3,442,250     4,960,600     2,017,600         6,978,200

    Net income                                        -             -       857,200           857,200
                                          -------------  ------------   -----------    --------------

BALANCES, December 31, 1995                   3,442,250     4,960,600     2,874,800         7,835,400

    Payments to retire common stock
          (unaudited)                           (24,000)     (110,500)            -          (110,500)
    Net income (unaudited)                            -             -       461,500           461,500
                                          -------------  ------------   -----------    --------------

BALANCES, June 30, 1996
  (Unaudited)                                 3,418,250  $  4,850,100   $ 3,336,300    $    8,186,400
                                          =============  ============   ===========    ==============


             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                  AVERT INC.

                           STATEMENTS OF CASH FLOWS

                                                                                                         For the
                                                                For the Years Ended                 Six Months Ended
                                                                    December 31,                        June 30,
                                                             -------------------------            ---------------------
                                                                 1994          1995                  1995        1996
                                                             -----------   -----------            ---------   ---------
                                                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                               $   969,800   $   857,200            $ 440,800   $ 461,500
    Adjustments to reconcile net income to
        net cash provided by operating activities:
           Depreciation                                           98,500       104,300               53,800      80,500
           Bad debt expense                                       24,600        42,200               11,000      14,900
           Deferred income taxes                                 (38,400)       49,000                    -           -
           Loss (gain) on sale of asset                           (2,500)          400                    -           -
           Changes in operating assets and liabilities:
               (Increase) decrease in:
                    Accounts receivable                         (185,900)     (117,900)            (125,200)   (333,800)
                    Prepaid expenses and other current assets    (69,100)      (61,800)              33,000      87,600
                    Other assets                                 (22,100)       22,000               (2,500)          -
               Increase (decrease) in:
                    Accounts payable                              46,400       270,100              170,700     (97,100)
                    Accrued expenses                            (156,400)      (50,900)             (50,800)    (16,800)
                    Income taxes payable                         103,800      (184,000)            (184,000)      8,200
                    Deferred revenue and deposits                 14,900       (47,200)             (17,900)     (3,000)
                                                             -----------   -----------            ---------   ---------
           Net cash provided by operating activities             783,600       883,400              328,900     202,000

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                         (357,300)   (1,005,800)            (387,400)   (720,100)
    Purchase of marketable securities                         (6,000,000)   (9,237,000)            (272,800)          -
    Proceeds from maturity of marketable securities            1,093,400     8,777,100                    -     542,700
    Proceeds from sale of property and equipment                   2,500         3,700                    -           -
                                                             -----------   -----------            ---------   ---------
           Net cash used in investing activities              (5,261,400)   (1,462,000)            (660,200)   (177,400)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Payments to retire common stock                                    -             -                    -    (110,500)
    Proceeds from sale of units (net)                          4,382,300             -                    -           -
                                                             -----------   -----------            ---------   ---------
           Net cash provided by (used in)
               financing activities                            4,382,300             -                    -    (110,500)

DECREASE IN CASH AND CASH EQUIVALENTS                            (95,500)     (578,600)            (331,300)    (85,900)

CASH AND CASH EQUIVALENTS, beginning of year                     833,800       738,300              738,300     159,700
                                                             -----------   -----------            ---------   ---------
CASH AND CASH EQUIVALENTS, end of year                       $   738,300   $   159,700            $ 407,000   $  73,800
                                                             ===========   ===========            =========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION-
       Income taxes paid                                     $   470,200   $   734,700            $ 279,900   $ 181,000
                                                             ===========   ===========            =========   =========

             SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
   (Information for the Period Subsequent to December 31, 1995 is Unaudited)

   1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
       ------------------------------------------

       Organization and Nature of Operations - Avert, Inc. (the Company) was
       -------------------------------------
       incorporated in Colorado in 1986 to develop the use of databases to accumulate and provide information for sale relating to an individual's workers' compensation claims, criminal history, driving record, credit rating, education, and previous employment. The Company provides this service to a diverse group of customers throughout the United States.

       Cash Equivalents - For purposes of the statement of cash flows, all
       ----------------
       highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 1995, the Company had $223,200 in cash equivalents, which consisted of money market funds at one financial institution.

       Marketable Securities - Marketable securities consist of government
       ---------------------
       backed debt securities which mature within one year or less. The securities are classified as trading securities and are stated at market which approximates cost at December 31, 1995.

       Concentration of Credit Risk and Financial Instruments - Financial
       ------------------------------------------------------
       instruments which potentially expose the Company to concentrations of credit risk, as defined by Financial Accounting Standards Board's Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," consist primarily of cash equivalents, short-term investments and accounts receivable with the Company's various customers.

       The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. At December 31, 1995, the estimated fair market value of the Company's financial instruments approximate the carrying value.

       The Company's cash equivalents and short-term investments consist of money market funds and government backed debt securities issued by various institutions. As of December 31, 1995, approximately $245,000 of cash equivalents and short-term investments were not covered by the FDIC's basic depository insurance. The Company's credit policy is designed to limit the Company's exposure to concentrations of credit risk. Accordingly, the Company's accounts receivable include a variety of organizations throughout the United States. The Company estimates an allowance for uncollectible amounts based upon a percentage of revenue, and when specific credit problems arise. Management's estimates have been adequate during historical periods, and management believes that all significant credit risks have been identified at December 31, 1995.

       Property and Equipment - Property and equipment are stated at cost.
       ----------------------
       Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is generally five years. In 1995, the Company began construction on a new building, which was completed in early 1996. Depreciation on this building will commence in 1996 and will be over 30 years.

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION FOR THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)


Capitalized computer software, for which the net carrying value was approximately $11,500 at December 31, 1995, was purchased from unrelated third parties. The Company also incurs internal costs for computer software development for enhancing and maintaining its data base system and to provide "on-line" services to its customers. Capitalized software costs generally will be amortized five years once the project is completed.

Impairment of Long-Lived Assets - Effective January 1, 1996, the Company
-------------------------------
adopted Financial Accounting Standards Board Statement 121 (FAS 121). In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Adoption of FAS 121 had no effect on the unaudited June 30, 1996 financial statements.

Income Taxes - The Company accounts for income taxes under the liability
------------
method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred Revenue - This amount generally represents amounts received in
----------------
advance from customers for future service.

Net Income Per Share - Net income per share is computed based upon the
--------------------
weighted average number of shares outstanding during the periods, including common stock equivalents outstanding during the periods.

Stock Based Compensation - In October 1995, the Financial Accounting Standards
------------------------
Board issued a new statement titled "Accounting for Stock-Based Compensation" (FAS 123). The new statement is effective for fiscal years beginning after December 15, 1995. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by FAS 123 for employees, and will be subject only to the disclosure requirements prescribed by FAS 123.

Use of Estimates - The preparation of the Company's financial statements in
----------------
conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Unaudited Information - The balance sheet as of June 30, 1996 and the income
---------------------
statements for the six months ended June 30, 1995 and 1996 were taken from the Company's books and records without audit.

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION FOR THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

  However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the financial position of the Company as of June 30, 1996 and the results of operations for the six months ended June 30, 1995 and 1996. The results of operations for the interim periods presented are not necessarily indicative of those expected for the year.

2 SHAREHOLDERS' EQUITY:
  --------------------

  Stock Option Plan - In 1994, the Company adopted a stock incentive plan that
  -----------------
  authorizes the issuance of up to 366,337 shares of common stock. Pursuant to the plan, the Company may grant "incentive stock options" (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), non-qualified stock options and restricted stock or a combination thereof.

  Incentive and non-qualified stock options may not be granted at an exercise price of less than the fair market value of the common stock on the date of grant (except for holders of more than 10% of common stock, whereby the exercise price must be at least 110% of the fair market value at the date of grant for incentive stock options). The term of the options may not exceed ten years. In June 1994, options were granted under the plan to purchase 230,000 shares (including 200,000 shares to the Company's President) of which approximately 124,500 options are vested as of June 30, 1996, and the balance will vest over two to three years. These options are exercisable through April 2004 at $5.25 per share. In 1996, an additional 130,000 options were granted, exercisable at prices ranging from $5.00 to $6.50. These options vest over the next five years and none are currently vested. No options have been exercised.

  In 1994, the Company adopted the Non Employee Directors' Stock Option Plan (Outside Directors' Plan), which provides for the grant of stock options to non-employee directors of the Company and any subsidiary. An aggregate of 30,000 shares of common stock are reserved for issuance under the Outside Directors' Plan. The exercise price of the options will be the fair market value of the stock on the date of grant. Outside directors are automatically granted options to purchase 1,000 shares initially and an additional 1,000 shares for each subsequent year that they serve, up to a maximum of 5,000 shares per director. Each option is exercisable one year after the date of grant and expires four years thereafter. In June 1994, two outside directors were granted options to purchase 1,000 shares each, exercisable at $5.25 per share. In 1995, three outside directors were granted 1,000 shares each exercisable between $6.00 and $6.25 per share. No options have been exercised.

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (Information for the Period Subsequent to December 31, 1995 is Unaudited)

The following is a table of activity under these plans.

                                                      Stock           Non-employee
                                                    Incentive        Directors Stock        Exercise
                                                   Option Plan         Option Plan            Price
                                                   -----------       ---------------       -----------
    OPTIONS OUTSTANDING, January 1, 1994                     -                     -       $         -

       Options granted                                 230,000                 2,000              5.25
                                                   -----------       ---------------

    OPTIONS OUTSTANDING, December 31, 1994             230,000                 2,000

       Options granted                                       -                 3,000       $ 6.00-6.25
                                                   -----------       ---------------

    OPTIONS OUTSTANDING, December 31, 1995             230,000                 5,000

       Options granted                                 130,000                 3,000       $5.25-$5.75
                                                   -----------       ---------------

    OPTIONS OUTSTANDING, June 30, 1996                 360,000                 8,000
                                                   ===========       ===============

    Public Offering - In June 1994, the Company completed its initial public
    ---------------
    offering of 1,000,000 units and received net proceeds of $4,382,300. Each unit sold for $5.25 and consisted of one share of common stock and one redeemable warrant. Two redeemable warrants entitles the holder to purchase one share of common stock for $6.50 through April 1997, unless further extended by the Company. The warrants are redeemable under certain circumstances by the Company. In connection with this offering, the underwriter received a redeemable warrant to purchase 100,000 units at $6.30 per unit. This redeemable warrant is exercisable through June 1999. No redeemable warrants have been exercised as of December 31, 1995.

    Preferred Stock - The Company has authorized 1,000,000 shares of preferred
    ---------------
    stock. Such shares are issuable in such series and preferences as may be determined by the Board of Directors.

3.  INCOME TAXES:

    Income tax expense (benefit) consists of the following:

                                       December 31,             June 30,
                                   --------------------   -------------------
                                     1994        1995       1995       1996
                                   --------    --------   --------   --------

       Current                     $574,100    $464,700   $263,300   $283,200

       Deferred                     (38,400)     49,000          -          -
                                   --------    --------   --------   --------


       Total income tax expense    $535,700    $513,700   $263,300   $283,200
                                   ========    ========   ========   ========

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
   (Information for the Period Subsequent to December 31, 1995 is Unaudited)

   Total income tax expense differed from the amounts computed by applying the Federal income tax rate of 34% to income before income taxes, primarily as a result of the effect of state income taxes.

   Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax assets (which are classified with other assets) relate primarily to the following at December 31, 1995:


   Deferred tax assets (liabilities) - current:

        Deferred revenue                                            $ 21,900
        Allowance for doubtful accounts and other                     18,000
        Accrued interest                                             (31,000)
                                                                    --------
                                                                    $  8,900
                                                                    ========
   Deferred tax assets - long-term -
        Depreciation and amortization                               $  8,000
                                                                    ========

4. PROPERTY AND EQUIPMENT:
   ----------------------

   Property and equipment consist of the following:

                                                  December 31,      June 30,
                                                      1995            1996
                                                  ------------    ----------

        Land                                      $    210,000    $  210,300
        Building - construction in progress            940,200             -
        Building                                             -     1,177,600
        Computer hardware and purchased software       426,300       688,100
        Furniture and equipment                        245,000       465,500
                                                  ------------    ----------
                                                     1,821,500     2,541,500
        Less accumulated depreciation                 (432,400)     (512,800)
                                                  ------------    ----------
                                                  $  1,389,100    $2,028,700
                                                  ============    ==========

5. COMMITMENTS:
   -----------

   Leases - The Company leases its office space under a lease which expires in
   ------
   1996. The total future commitment, net of sublease income, is approximately $16,000 for 1996. Total rent expense in connection with this lease was $38,400 and $39,200 for the years ended December 31, 1994 and 1995, respectively.

                                  AVERT, INC.

                         NOTES TO FINANCIAL STATEMENTS
   (Information for the Period Subsequent to December 31, 1995 is Unaudited)

   Employee Bonus - In 1994, the Company formalized a five-year employment
   --------------
   agreement with the president effective January 1, 1994, under which his base salary increased to $96,000 per year and he will receive a bonus of 6% of income before taxes and bonus, but after deducting investment income. The total bonus expense for 1994 and 1995 was approximately $86,000 and $63,900, respectively.

   401(k) Savings - In 1995, the Company implemented a 401(k) profit sharing
   --------------
   plan (the Plan). Eligible employees may make voluntary contributions to the Plan, which are matched by the Company equal to 50% of the employee's contribution up to a maximum of $1,500. The amount of employee contributions is limited as specified in the Plan. Total company contributions to the Plan in 1995 was $6,600.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              ___________________


                               TABLE OF CONTENTS

                                           PAGE
                                           ----

Prospectus Summary.......................   3
The Company..............................   5
Risk Factors.............................   5
Use of Proceeds..........................   9
Price Range of Common Stock..............   9
Dividend Policy..........................  10
Capitalization...........................  10
Selected Financial Data..................  10
Management's Discussion and Analysis or
   Plan of Operation.....................  12
Business.................................  18
Management...............................  26
Principal Shareholders...................  33
Description of Securities................  34
Shares Eligible for Future Sale..........  37
Terms of the Offering....................  37
Legal Matters............................  37
Experts..................................  38
Additional Information...................  38
Index to Financial Statements............  39

                               500,000 SHARES OF

                                  COMMON STOCK
                                UPON EXERCISE OF
                              REDEEMABLE WARRANTS



                                  AVERT, INC.



                              ____________________

                                   PROSPECTUS
                              ____________________



                               November __, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 25.  OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION.

     The expenses payable by the Registrant in connection with the issuance and distribution of the shares of Common Stock issuable upon exercise of the Redeemable Warrants are as follows:

    Printing...............................     14,000
    Accounting fees and expenses...........     32,000
    Legal fees and expenses................     40,000
    Blue Sky fees..........................      4,000
    Miscellaneous..........................     10,000
                                             ---------
                                             $ 100,000/(1)/
                                             =========

/(1)/ Includes expenses incurred and paid by the Company in connection with preparation and filing of Post-Effective Amendment No. 1 to this Registration Statement.


ITEM 27.  EXHIBITS.

EXHIBIT
NUMBER              DESCRIPTION
------              -----------
1.1       Form of Underwriting Agreement./(6)/
1.3       Form of Representative's Warrant Agreement, including form of Warrant
          Certificate, Purchase Form, and Assignment Form./(6)/
3.1       Articles of Incorporation, as amended, of the Registrant./(2)/
3.2       Bylaws, as amended, of the Registrant./(2)/
4.1       Excerpt from Articles of Incorporation of the Registrant Regarding
          Common Stock and Preferred Stock./(2)/
4.2       Form of Warrant Agreement, including form of Redeemable Warrant
          Certificate, Subscription Form and Form of Assignment./(6)/
5.1.1     Form of Opinion and Consent of Baker & Hostetler./(4)/
10.1      Indenture of Lease dated September 3, 1991 re: Registrant's office facility./(1)/
10.1.1    Agreement to Alter Lease, dated November 22, 1995./(9)/
10.2      Form of Consumer Report User Agreement between Registrant and customer of Registrant./(1)/
10.3      Employment Agreement, dated as of January 1, 1994, between the
          Registrant and Dean A. Suposs./(2)/
10.4      Consulting Agreement, dated as of December 17, 1993, between the
          Registrant and Michael D. DeWitt./(2)/
10.4.1    Amendment No. 1 to Consulting Agreement between the Registrant and
          Michael D. DeWitt, dated June 20, 1994./(6)/
10.5      Form of Commission Agreement between the Registrant and Independent
          Sales Representative./(1)/
10.6      Employer Report Subscriber Agreement, dated March 29, 1991, between the Registrant and TRW Inc./(1)/
10.7      Credit Bureau Service Agreement, dated March 30, 1992, between the
          Registrant and TransUnion./(1)/
10.9      Amended and Restated 1994 Stock Incentive Plan./(3)/
10.10     Non-Employee Directors' Stock Option Plan./(2)/
10.11     Vacant Land/Farm and Ranch Contract to Buy and Sell Real Estate, dated
          September 26, 1994./(7)/
10.12     Abbreviated Form of Agreement Between Owner and Architect, dated
          October 9, 1994./(7)/
10.13     Letter Agreements, dated March 24, 1995, with Ace Hardware Corporation and Loss Prevention Services relating to sales of the Registrant's products./(8)/
10.14     Form of Consulting Agreement with the Representative./(1)/
10.15     Employment Agreement, dated January 1, 1996, between Leonard Koch and the Registrant./(9)/

10.15.1   Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option
          Agreement between Leonard Koch and the Registrant./(9)/
10.16 Employment Agreement, dated June 10, 1996, between Jerry Thurber and the Registrant.
10.16.1   Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option
          Agreement, dated June 10, 1996, between Jerry Thurber and the
          Registrant.
10.17     Employment Agreement, dated July 1, 1996, between Jamie Burgat and the
          Registrant.
10.17.1   Amendment to the Employment Agreement, dated July 1, 1996, between
          Jamie Burgat and the Registrant.
10.17.2   Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option
          Agreement, dated July 1, 1996, between Jamie Burgat and the
          Registrant.
23.1      Consent of HEIN + ASSOCIATES LLP.
23.2      Consent of Baker & Hostetler./(5)/
24.1      Powers of Attorney (included on signature page).

---------

/(1)/ Filed as an Exhibit to the initial Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on March 21, 1994.
/(2)/ Filed as an Exhibit to Amendment No. 1 to the Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on April 26, 1994.
/(3)/ Filed as an Exhibit to Amendment No. 2 to the Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on May 24, 1994.
/(4)/ Filed as an Exhibit to Amendment No. 3 to the Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on June 15, 1994.
/(5)/  Included in Exhibit 5.1.1.

/(6)/ Filed as an Exhibit to Amendment No. 4 to the Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on June 21, 1994.
/(7)/ Filed as an Exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1994, filed with the Securities and Exchange Commission on November 11, 1994.

/(8)/ Filed as an Exhibit to Post-Effective Amendment No. 1 to Registration Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on May 4, 1995.
/(9)/ Filed as an Exhibit to Form 10-KSB for the year ended December 31, 1995, filed with the Securities and Exchange Commission in March 9, 1996.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, State of Colorado, on this 22nd day of October, 1995.

                              AVERT, INC.


                              By: /s/ Dean A. Suposs
                                 --------------------------
                                  Dean A. Suposs, President


     Each person whose signature appears below appoints Dean A. Suposs and Michael D. DeWitt, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his stead, in any capacities to sign any and all amendments, including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed as of October 22, 1996 by the following persons in the capacities indicated:

/s/ Dean A. Suposs                      Chairman of the Board; President
--------------------------------------
Dean A. Suposs
(Principal Executive Officer)

/s/ Michael D. DeWitt                   Director; Secretary
--------------------------------------
Michael D. DeWitt

/s/ Jamie Burgat                        Vice President of Operations;
--------------------------------------  Treasurer; Assistant Secretary
Jamie Burgat
(Principal Financial and Accounting
 Officer)

/s/ D. Michael Vaughan                  Director
--------------------------------------
D. Michael Vaughan

                                        Director
--------------------------------------
Stephen C. Fienhold

/s/ Stephen D. Joyce                    Director
--------------------------------------
Stephen D. Joyce


                                 EXHIBIT INDEX

                                                                                                    SEQUENTIAL
EXHIBIT                                                                                              NUMBERED
NUMBER      DESCRIPTION                                                                               PAGE
-------     -----------                                                                             ----------

1.1          Form of Underwriting Agreement./(6)/
1.3          Form of Representative's Warrant Agreement, including form of Warrant Certificate,
             Purchase Form, and Assignment Form./(6)/
3.1          Articles of Incorporation, as amended, of the Registrant./(2)/
3.2          Bylaws, as amended, of the Registrant./(2)/
4.1          Excerpt from Articles of Incorporation of the Registrant Regarding Common Stock and
             Preferred Stock./(2)/
4.2          Form of Warrant Agreement, including form of Redeemable Warrant Certificate,
             Subscription Form and Form of Assignment./(6)/
5.1.1        Form of Opinion and Consent of Baker & Hostetler./(4)/
10.1         Indenture of Lease dated September 3, 1991 re: Registrant's office facility./(1)/
10.1.1       Agreement to Alter Lease, dated November 22, 1995./(9)/
10.2         Form of Consumer Report User Agreement between Registrant and customer of
             Registrant./(1)/
10.3         Employment Agreement, dated as of January 1, 1994, between the Registrant and Dean A.
             Suposs./(2)/
10.4         Consulting Agreement, dated as of December 17, 1993, between the Registrant and
             Michael D. DeWitt./(2)/
10.4.1       Amendment No. 1 to Consulting Agreement between the Registrant and Michael D.
             DeWitt, dated June 20, 1994./(6)/
10.5         Form of Commission Agreement between the Registrant and Independent Sales
             Representative./(1)/
10.6         Employer Report Subscriber Agreement, dated March 29, 1991, between the Registrant and TRW Inc./(1)/
10.7         Credit Bureau Service Agreement, dated March 30, 1992, between the Registrant and
             TransUnion./(1)/
10.9         Amended and Restated 1994 Stock Incentive Plan./(3)/
10.10        Non-Employee Directors' Stock Option Plan./(2)/
10.11        Vacant Land/Farm and Ranch Contract to Buy and Sell Real Estate, dated September 26,
             1994./(7)/
10.12        Abbreviated Form of Agreement Between Owner and Architect, dated October 9, 1994./(7)/
10.13        Letter Agreements, dated March 24, 1995, with Ace Hardware Corporation and Loss
             Prevention Services relating to sales of the Registrant's products./(8)/
10.14        Form of Consulting Agreement with the Representative./(1)/
10.15        Employment Agreement, dated January 1, 1996, between Leonard Koch and the
             Registrant./(9)/
10.15.1      Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option Agreement
             between Leonard Koch and the Registrant./(9)/
10.16        Employment Agreement, dated June 10, 1996, between Jerry Thurber and the Registrant.
10.16.1      Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option Agreement,
             dated June 10, 1996, between Jerry Thurber and the Registrant.
10.17        Employment Agreement, dated July 1, 1996, between Jamie Burgat and the Registrant.
10.17.1      Amendment to the Employment Agreement, dated July 1, 1996, between Jamie Burgat and the Registrant.
10.17.2      Amended and Restated 1994 Stock Incentive Plan Incentive Stock Option Agreement,
             dated July 1, 1996, between Jamie Burgat and the Registrant.

23.1  Consent of HEIN + ASSOCIATES LLP.
23.2  Consent of Baker & Hostetler./(5)/
24.1  Powers of Attorney (included on signature page).

-------------------------------
/(1)/ Filed as an Exhibit to the initial Registration Statement (File No. 33-
      76726-D) filed with the Securities and Exchange Commission on March 21, 1994.
/(2)/ Filed as an Exhibit to Amendment No. 1 to the Registration Statement (File
      No. 33-76726-D) filed with the Securities and Exchange Commission on April 26, 1994.
/(3)/ Filed as an Exhibit to Amendment No. 2 to the Registration Statement (File
      No. 33-76726-D) filed with the Securities and Exchange Commission on May 24, 1994.
/(4)/ Filed as an Exhibit to Amendment No. 3 to the Registration Statement (File
      No. 33-76726-D) filed with the Securities and Exchange Commission on June 15, 1994.
/(5)/ Included in Exhibit 5.1.1.
/(6)/ Filed as an Exhibit to Amendment No. 4 to the Registration Statement (File
      No. 33-76726-D) filed with the Securities and Exchange Commission on June 21, 1994.
/(7)/ Filed as an Exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1994, filed with the Securities and Exchange Commission on November 11, 1994.
/(8)/ Filed as an Exhibit to Post-Effective Amendment No. 1 to Registration
      Statement (File No. 33-76726-D) filed with the Securities and Exchange Commission on May 4, 1995.
/(9)/ Filed as an Exhibit to Form 10-KSB for the year ended December 31, 1995, filed with the Securities and Exchange Commission in March 9, 1996.

                                       2